Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

GOLDEN NUGGET ONLINE GAMING, INC.,

DRAFTKINGS INC.,

NEW DUKE HOLDCO, INC.,

DUKE MERGER SUB, INC.,

and

GULF MERGER SUB, INC.

Dated as of August 9, 2021

TABLE OF CONTENTS

Page

ARTICLE I

The Merger

1.1	The Mergers	3

1.2	Closing	4

1.3	Effective Time	4

1.4	Articles of Incorporation and Certificate of Incorporation of the Surviving Corporations	4

1.5	Bylaws of the Surviving Corporations	5

1.6	Directors of the Duke Surviving Corporation	5

1.7	Officers of the Duke Surviving Corporation	5

1.8	Directors of the Gulf Surviving Corporation	6

1.9	Officers of the Gulf Surviving Corporation	6

1.10	Directors of Holdco	6

1.11	Officers of Holdco	6

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1	Gulf Merger Consideration; Conversion of Shares of Company Common Stock	6

2.2	Conversion of Shares of Company Common Stock	6

2.3	Cancellation of Excluded Shares	7

2.4	Parent, Holdco, Duke Merger Sub and Gulf Merger Sub	7

2.5	Treatment of Equity Awards	8

2.6	Treatment of Company Private Warrants.	10

2.7	Tax Consequences of the Mergers.	10

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1	Exchange Agent	11

3.2	Procedures for Surrender	11

3.3	Distributions with Respect to Unsurrendered Certificates	12

3.4	Transfers	12

3.5	Fractional Shares	13

3.6	Termination of Exchange Fund	13

3.7	Lost, Stolen or Destroyed Certificates	14

3.8	Withholding Rights	14

3.9	Adjustments to Prevent Dilution	14

3.10	Parent Common Stock	14

3.11	No Dissenters’ Rights	15

-i-

ARTICLE IV

Representations and Warranties of the Company

4.1	Organization, Good Standing and Qualification	15

4.2	Capital Structure of the Company.	16

4.3	Corporate Authority; Approval and Fairness	17

4.4	Governmental Filings; No Violations; Certain Contracts, Etc.	18

4.5	Company Reports; Financial Statements; Internal Controls	19

4.6	Absence of Certain Changes	21

4.7	Litigation and Liabilities	21

4.8	Employee Benefits	22

4.9	Labor Matters	24

4.10	Compliance with Laws	24

4.11	Licenses and Compliance	25

4.12	Takeover Statutes	27

4.13	Environmental Matters	28

4.14	Tax Matters	28

4.15	Real Property	30

4.16	Intellectual Property	31

4.17	Insurance	33

4.18	Company Material Contracts	33

4.19	Brokers and Finders	37

4.20	Information Supplied	37

4.21	Related Party Agreements	37

4.22	Affiliate Transactions	37

4.23	Suppliers.	37

4.24	No Other Representations or Warranties	38

ARTICLE V

Representations and Warranties of Parent, Holdco and Merger Subs

5.1	Organization, Good Standing and Qualification	38

5.2	Capital Structure of Parent; Capitalization of Holdco and the Merger Subs	39

5.3	Corporate Authority; Approval	41

5.4	Governmental Filings; No Violations	41

5.5	Parent Reports; Internal Controls.	42

5.6	Litigation and Liabilities	43

5.7	Compliance with Laws.	44

5.8	Intellectual Property	45

5.9	Licenses and Compliance	45

5.10	Brokers and Finders	46

5.11	Tax Matters	46

5.12	Information Supplied	46

5.13	No Other Representations or Warranties	47

-ii-

ARTICLE VI

Covenants

6.1	Interim Operations	47

6.2	Acquisition Proposals; Change in Recommendation	52

6.3	Prospectus/Proxy Filing; Information Supplied	56

6.4	Company Written Consent; Company Stockholders Meeting	57

6.5	Approval of Sole Stockholder of Merger Sub; Parent Written Consent	58

6.6	Cooperation; Efforts to Consummate	58

6.7	Status; Notifications	60

6.8	Information; Access and Reports	61

6.9	Stock Exchange Listing and Delisting	62

6.10	Publicity	62

6.11	Employee Benefits	63

6.12	Taxation.	64

6.13	Expenses.	65

6.14	Indemnification; Directors’ and Officers’ Insurance	65

6.15	Indebtedness Pay-off	67

6.16	Takeover Statutes	67

6.17	Section 16 Matters	67

6.18	Transaction Litigation	68

6.19	No Redemption of Units	68

6.20	Holdco Matters	68

6.21	Transition Services Agreement	68

6.22	Amendment to the Trademark License Agreement	69

6.23	Registration of the Common Stock Issuable Upon Exercise of Holdco Private Warrants	69

6.24	Bonds	69

ARTICLE VII

Conditions

7.1	Conditions to Obligation of Each Party	69

7.2	Conditions to Obligation of Parent, Holdco and the Merger Subs	70

7.3	Conditions to Obligation of the Company	71

ARTICLE VIII

Termination

8.1	Termination by Mutual Written Consent	72

8.2	Termination by Either Parent or the Company	73

8.3	Termination by Parent	73

8.4	Termination by the Company	74

8.5	Effect of Termination and Abandonment	75

-iii-

ARTICLE IX

Miscellaneous and General

9.1	Survival	76

9.2	Modification or Amendment; Waiver	76

9.3	Counterparts	77

9.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	77

9.5	Specific Performance	78

9.6	Notices	79

9.7	Entire Agreement	80

9.8	Third Party Beneficiaries	80

9.9	Non-Recourse	81

9.10	Fulfillment of Obligations	81

9.11	Severability	81

9.12	Successors and Assigns	82

9.13	Definitions	82

9.14	Interpretation and Construction	85

9.15	Special Committee Approval	86

-iv-

ANNEXES, EXHIBITS AND SCHEDULES

Annex

Annex A	Certain Definitions

Exhibits

Exhibit A	Form of the Certificate of Incorporation of Gulf Merger Sub

Exhibit B	Form of Company Written Consent

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 9, 2021, is entered into by and among Golden Nugget Online Gaming, Inc., a Delaware corporation (the “Company”), DraftKings Inc., a Nevada corporation (“Parent”), New Duke Holdco, Inc., a Nevada corporation and a wholly owned Subsidiary of Parent (“Holdco”), Duke Merger Sub, Inc., a Nevada corporation and a wholly owned Subsidiary of Holdco (“Duke Merger Sub”), and Gulf Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Gulf Merger Sub” and, together with Duke Merger Sub, the “Merger Subs”). The Company, Parent, Holdco and the Merger Subs are referred to herein as the “Parties” and each, a “Party”.

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Duke Merger Sub shall merge with and into Parent (the “Duke Merger”), with Parent surviving the Duke Merger and becoming a wholly owned Subsidiary of Holdco, pursuant to the provisions of the Nevada Revised Statutes (the “NRS”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, immediately following the Duke Merger, Gulf Merger Sub shall merge with and into the Company (the “Gulf Merger” and, together with the Duke Merger, the “Mergers”), with Gulf surviving the Gulf Merger and becoming a wholly owned Subsidiary of Holdco, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Parties intend that, pursuant to the Opco Unit Contribution Agreement, immediately after the Mergers and as part of a plan with the Mergers, Fast Merger Corp. shall contribute its 40.5% partnership interest in LHGN HoldCo, LLC to Holdco in exchange for shares of Class A Common Stock of Holdco, par value $0.0001 per share (the “Holdco Class A Common Stock”; and such transaction, the “Opco Unit Contribution”);

WHEREAS, the Parties intend that, immediately after the Opco Unit Contribution, Holdco shall contribute its 40.5% partnership interest in LHGN HoldCo to the Gulf Surviving Corporation in exchange for Company Common Stock (together with the Mergers, the Opco Unit Contribution and the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board (the “Company Special Committee”), has (a) approved and declared advisable this Agreement and the Transactions, including the Gulf Merger, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company, and the holders of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Company Class A Common Stock”), and the holders of shares of the Company’s Class B common stock, par value $0.0001 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), and (c) resolved to recommend that the holders of shares of Company Common Stock approve the Transactions, including the Gulf Merger, and adopt this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously approved this Agreement and the Transactions, including the Duke Merger, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Holdco has approved and declared advisable this Agreement and the Transactions, including the Mergers and the issuance of shares of Class A common stock, par value $0.0001 per share, of Holdco (the “Holdco Class A Common Stock”) and Class B common stock, par value $0.0001 per share, of Holdco (the “Holdco Class B Common Stock” and, together with the Holdco Class A Common Stock, the “Holdco Common Stock”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS;

WHEREAS, the board of directors of Duke Merger Sub has approved the Duke Merger upon the terms and subject to the conditions set forth in this Agreement and has approved and declared advisable this Agreement;

WHEREAS, the board of directors of Gulf Merger Sub has approved the Gulf Merger upon the terms and subject to the conditions set forth in this Agreement and has approved and declared advisable this Agreement;

WHEREAS, it is intended that, for federal income tax purposes, (i) each of the Mergers shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986 and/or, taken together with the Opco Unit Contribution, as an “exchange” described in Section 351 of the Code, and (ii) the Opco Unit Contribution, taken together with the Mergers, shall qualify as an “exchange” described in Section 351 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to Parent’s and each of the Merger Sub’s willingness to enter into this Agreement, Tilman J. Fertitta, an individual resident of the State of Texas (“Fertitta”), Landry’s Fertitta, LLC, and Fertitta Entertainment, Inc. are entering into an agreement with Parent (the “Fertitta Agreement”) pursuant to which and on the terms and subject to the conditions thereof, Fertitta has agreed, among other things, (a) not to transfer any shares of Company Common Stock beneficially owned by Fertitta (the “Fertitta Shares”) prior to the earlier of (i) the date that is six (6) months after the Gulf Effective Time and (ii) the date on which this Agreement is terminated in accordance with its terms and (b) to confirm that no amounts are or will become due as a result of the transactions described in this Agreement pursuant to Article IV of the TRA and to terminate the TRA as of the Gulf Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to Parent’s, Holdco’s and each of the Merger Sub’s willingness to enter into this Agreement, Crown Gaming Inc. and Fertitta Entertainment, Inc. are entering into that certain Master Commercial Agreement (the “Commercial Agreement”), pursuant to which and on the terms and subject to the conditions thereof, the parties thereto have agreed to certain commercial arrangements in respect of, among other things, online sports betting services and iGaming offerings;

WHEREAS, concurrently with the Closing, as a condition and material inducement to Parent’s, Holdco’s and each of the Merger Sub’s willingness to enter into this Agreement, Golden Nugget, LLC (“GN LLC”), GNLV, LLC (“GNLV”) and the Company will enter into an amendment (the “Amendment to the Trademark License Agreement”), as mutually agreed by the Parties in good faith, to amend the Trademark License Agreement, effective as of December 29, 2020, by and among GN LLC, GNLV and the Company;

WHEREAS, concurrently with Closing, as a condition and material inducement to Parent’s and each of the Merger Sub’s willingness to enter into this Agreement, Parent (and/or its applicable Affiliates) and the Fertitta Entities (and/or their applicable Affiliates) will enter into that certain Transition Services Agreement (the “Transition Services Agreement”), pursuant to which, the Fertitta Entities (and/or their applicable Affiliates) will provide certain transition services to Parent (and/or its applicable Affiliates); and

WHEREAS, the Company, Parent, Holdco and each of the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

The Merger

1.1            The Mergers.

(a)            On the terms and subject to the conditions set forth in this Agreement, (a) at the Duke Effective Time, Duke Merger Sub shall be merged with and into Parent in accordance with the NRS and the separate corporate existence of Duke Merger Sub shall thereupon cease, (b) Parent shall be the surviving corporation in the Duke Merger (sometimes hereinafter referred to as the “Duke Surviving Corporation”) and from and after the Duke Effective Time, shall be a wholly owned Subsidiary of Holdco and the separate corporate existence of Parent with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Duke Merger as provided in the NRS, and (c) the Duke Merger shall have such other effects as provided in the NRS, in each case, except as expressly set forth in this Agreement (to the extent permitted by applicable Laws).

(b)            On the terms and subject to the conditions set forth in this Agreement, (a) at the Gulf Effective Time, Gulf Merger Sub shall be merged with and into the Company in accordance with the DGCL and the separate corporate existence of Gulf Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Gulf Merger (sometimes hereinafter referred to as the “Gulf Surviving Corporation”, and together with Duke Surviving Corporation, collectively “Surviving Corporations”) and from and after the Gulf Effective Time, shall be a wholly owned Subsidiary of Holdco and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Gulf Merger as provided in the DGCL, and (c) the Gulf Merger shall have such other effects as provided in the DGCL, in each case, except as expressly set forth in this Agreement (to the extent permitted by applicable Laws).

(c)            In connection with the Mergers and prior to the Duke Effective Time, Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdco Common Stock to permit the issuance of shares of Holdco Common Stock to the holders of shares of Parent Common Stock as of the Duke Effective Time and Company Common Stock as of the Gulf Effective Time, as applicable, in accordance with this Agreement.

1.2            Closing. The closing of the Mergers (the “Closing”) shall take place electronically through the exchange of documents via e-mail, at 9:00 a.m. (New York Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Parties may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3            Effective Time. As soon as practicable following, and on the date of, the Closing, the Company and Parent will cause (i) articles of merger relating to the Duke Merger (the “Duke Articles of Merger”) to be executed and filed with the Nevada Secretary of State as provided in NRS 92A.200 and NRS 92A.230 and (ii) a certificate of merger relating to the Gulf Merger (the “Gulf Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Duke Merger shall become effective at the time when the Duke Articles of Merger have been duly filed with and accepted by the Nevada Secretary of State or at such later date and time as may be agreed by the Parties in writing and specified in the Duke Articles of Merger (such date and time, the “Duke Effective Time”). The Gulf Merger shall become effective at the time when the Gulf Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Gulf Certificate of Merger (such date and time, the “Gulf Effective Time”, and together with the Duke Effective Time, the “Effective Times”).

1.4            Articles of Incorporation and Certificate of Incorporation of the Surviving Corporations.

(a)            Immediately prior to the Duke Effective Time, Parent and Holdco shall take all requisite action necessary to cause the articles of incorporation of Holdco in effect immediately prior to the Duke Effective Time to contain provisions identical to the articles of incorporation of Parent immediately prior to the Duke Effective Time except that Holdco shall amend its articles of incorporation to change the name of Holdco to “DraftKings Inc.”, which amendment shall be effective as of the Duke Effective Time.

(b)            At the Duke Effective Time, pursuant to the Duke Merger, the articles of incorporation of the Duke Surviving Corporation (the “Duke Surviving Corporation Articles of Incorporation”) shall continue to be the articles of incorporation of Parent in effect immediately prior to the Duke Effective Time, except that the name of the Duke Surviving Corporation shall be replaced by a name to be determined by Parent prior to the Duke Effective Time and shall be amended as set forth below, until thereafter amended as provided therein or by applicable Law:

(c)            At the Gulf Effective Time, the certificate of incorporation of the Gulf Surviving Corporation (the “Gulf Surviving Corporation Certificate of Incorporation”) as in effect immediately prior to the Gulf Effective Time shall be amended and restated as of the Gulf Effective Time to be in the form of (except with respect to the name of the Company and the sole incorporator) the certificate of incorporation of Gulf Merger Sub set forth in Exhibit A to this Agreement, and as so amended shall be the certificate of incorporation of the Gulf Surviving Corporation until thereafter amended, subject to Section 6.14, as provided therein or by applicable Laws.

1.5            Bylaws of the Surviving Corporations.

(a)            The Parties shall take all actions necessary so that the bylaws of Duke Merger Sub in effect immediately prior to the Duke Effective Time shall become the bylaws of the Duke Surviving Corporation (the “Duke Bylaws”) at the Duke Effective Time, until thereafter amended, as provided therein or by applicable Law.

(b)            The Parties shall take all actions necessary so that the bylaws of Gulf Merger Sub in effect immediately prior to the Gulf Effective Time shall be the bylaws of the Gulf Surviving Corporation (the “Gulf Bylaws”), until thereafter amended, subject to Section 6.14, as provided therein or by applicable Law.

(c)            The Parties shall take all actions necessary so that the bylaws of Holdco in effect immediately prior to the Duke Effective Time shall be the bylaws of the Parent immediately prior to the Duke Effective Time, until thereafter amended, as provided therein or by applicable Law.

1.6            Directors of the Duke Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Duke Merger Sub at the Duke Effective Time shall, from and after the Duke Effective Time, be the directors of the Duke Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Duke Surviving Corporation Articles of Incorporation and Duke Bylaws.

1.7            Officers of the Duke Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Duke Merger Sub at the Duke Effective Time shall, from and after the Duke Effective Time, be the officers of the Duke Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Duke Surviving Corporation Articles of Incorporation and the Duke Bylaws.

1.8            Directors of the Gulf Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Gulf Merger Sub at the Gulf Effective Time shall, from and after the Gulf Effective Time, be the directors of the Gulf Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Gulf Surviving Corporation Certificate of Incorporation and the Gulf Bylaws.

1.9            Officers of the Gulf Surviving Corporation. The Parties shall take all actions necessary so that the officers of Gulf Merger Sub at the Gulf Effective Time shall, from and after the Gulf Effective Time, be the officers of the Gulf Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Gulf Surviving Corporation Certificate of Incorporation and the Gulf Bylaws.

1.10           Directors of Holdco. Subject to Section 6.20, the Parties shall take all actions necessary so that the board of directors of Parent at the Duke Effective Time shall, from and after the Duke Effective Time, be the directors of Holdco until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of Holdco.

1.11           Officers of Holdco. The Parties shall take all actions necessary so that the officers of Parent at the Duke Effective Time shall, from and after the Duke Effective Time, be the officers of Holdco until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of Holdco.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1            Gulf Merger Consideration; Conversion of Shares of Company Common Stock. At the Gulf Effective Time, by virtue of the Gulf Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, Holdco or Gulf Merger Sub each share of Company Common Stock issued and outstanding immediately prior to the Gulf Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into, and become exchangeable for 0.365 (the “Exchange Ratio”) shares of Holdco Class A Common Stock (such fraction of a share of Holdco Class A Common Stock, the “Gulf Merger Consideration”).

2.2            Conversion of Shares of Company Common Stock. By virtue of the Gulf Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Gulf Merger Consideration pursuant to this Article II, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Gulf Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Gulf Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares of Holdco Class A Common Stock into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3.

2.3            Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Gulf Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

2.4            Parent, Holdco, Duke Merger Sub and Gulf Merger Sub.

(a)            At the Duke Effective Time, by virtue of the Duke Merger and without any action on the part of the holders of any capital stock of Parent, Holdco or Duke Merger Sub:

(i)            Each share of Parent Common Stock held in treasury by Parent that is not held on behalf of a third party (excluding, for the avoidance of doubt, any shares of Parent Common Stock that are held by Subsidiaries of Parent (such shares of Parent Common Stock, the “Subsidiary Owned Parent Shares”)) immediately prior to the Duke Effective Time shall be canceled without payment of any consideration therefor and shall cease to exist.

(ii)           (x) Each share of Parent Class A Common Stock issued and outstanding (including, for the avoidance of doubt, any Subsidiary Owned Parent Shares) immediately prior to the Duke Effective Time (other than any shares of Parent Class A Common Stock to be canceled pursuant to Section 2.4(a)(i)) shall cease to be outstanding, shall be cancelled, shall cease to exist and shall be converted, in accordance with NRS 100(2)(d)), into one validly issued, fully paid and non-assessable share of Holdco Class A Common Stock and (y) each share of Parent Class B Common Stock issued and outstanding (including, for the avoidance of doubt, any Subsidiary Owned Parent Shares) immediately prior to the Duke Effective Time (other than any shares of Parent Class B Common Stock to be canceled pursuant to Section 2.4(a)(i)) shall be converted, in accordance with NRS 92A.100(2)(d), into one validly issued, fully paid and non-assessable share of Class B Common Stock of Holdco (the “Holdco Class B Common Stock”; and such consideration, the “Duke Merger Consideration”).

(iii)           Each share of common stock, par value $0.0001 per share, of Duke Merger Sub issued and outstanding immediately prior to the Duke Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of the Duke Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Duke Surviving Corporation immediately following the Duke Effective Time.

(iv)           Each share of capital stock of Holdco that is owned by Parent shall be canceled and shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Duke Effective Time, without payment of consideration therefor.

(v)           All shares of Parent Common Stock converted into the Duke Merger Consideration pursuant to this Section 2.4(a) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (1) each certificate (a “Parent Certificate”) formerly representing any such shares of Parent Common Stock converted into the Duke Merger Consideration pursuant to this Section 2.4(a) and (2) each book-entry account formerly representing any such uncertificated shares of Parent Stock so converted (“Uncertificated Parent Shares”) shall thereafter represent, in respect of Parent Class A Common Stock, shares of Holdco Class A Common Stock (without any requirement for the surrender of any Parent Certificates or Uncertificated Parent Shares), with each Parent Certificate representing automatically an equivalent number of shares of Holdco Class A Common Stock and, with respect to Parent Class B Common Stock, shares of Holdco Class B Common Stock (without any requirement for the surrender of any Parent Certificates or Uncertificated Parent Shares), with each Parent Certificate representing automatically an equivalent number of shares of Holdco Class B Common Stock.

(b)            Each share of common stock, par value $0.0001 per share, of Gulf Merger Sub issued and outstanding immediately prior to the Gulf Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of the Gulf Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Gulf Surviving Corporation immediately following the Gulf Effective Time.

2.5            Treatment of Equity Awards.

(a)            Company RSUs. At the Gulf Effective Time, each outstanding restricted stock unit (a “Company RSU”) issued under the 2020 Incentive Award Plan (the “Company Stock Plan”) shall automatically and without any required action on the part of the holder thereof vest, then be cancelled and shall thereafter only entitle the holder of such Company RSU to receive (without interest) a number of shares of Holdco Class A Common Stock (rounded down to the nearest whole number of shares) equal to (x) the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Gulf Effective Time by (ii) the Exchange Ratio, less (y) a number of shares of Holdco Class A Common Stock (rounded up to the nearest whole number of shares) equal to the applicable Taxes required to be withheld with respect to such Company RSU settlement.

(b)            Company Equity Payments. No later than the first regularly scheduled payroll date that is not less than five Business Days after the Closing Date, the Gulf Surviving Corporation shall, through the payroll system of the Gulf Surviving Corporation, deliver or cause to be delivered to the holders of Company RSUs, the shares of Holdco Class A Common Stock contemplated by Section 2.5(a), respectively (collectively, the “Company Equity Payments”); provided, however, that to the extent the holder of a Company RSU is not and was not at any time during the applicable vesting period a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Exchange Agent pursuant to Section 3.1. The payment of a Company Equity Payment with respect to a Company RSU pursuant to this Section 2.5(b), whether by or on behalf of the Gulf Surviving Corporation or the Exchange Agent, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company RSU.

(c)            Parent Equity Awards.

(i)            At the Duke Effective Time, each outstanding restricted stock unit (a “Parent RSU”) issued under the Parent Stock Plans shall automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in one share of Parent Class A Common Stock and shall be converted into a restricted stock unit denominated in one share of Holdco Class A Common Stock (a “Holdco RSU”). Except as specifically provided above, following the Duke Effective Time, each such Holdco RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Parent RSU immediately prior to the Duke Effective Time.

(ii)            At the Duke Effective Time, each outstanding option to purchase a share of Parent Class A Common Stock (a “Parent Option” and, the Parent Options together with the Parent RSUs, the “Parent Equity Awards”) under the Parent Stock Plans shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase one share of Parent Class A Common Stock and shall be converted into an option to purchase one share of Holdco Class A Common Stock (a “Holdco Option”), at an exercise price per share equal to the exercise price per share of Parent Class A Common Stock of such Parent Option immediately prior to the Duke Effective Time. Except as specifically provided above, following the Duke Effective Time, each Holdco Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Parent Option immediately prior to the Duke Effective Time.

(d)            Company, Holdco and Parent Actions.

(i)            At or prior to the Gulf Effective Time, the Company and the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company RSUs pursuant to Section 2.5(a) and (y) cause the Company Stock Plan to terminate at or prior to the Gulf Effective Time. The Company shall take all actions necessary to ensure that from and after the Gulf Effective Time neither Parent nor the Gulf Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company RSUs.

(ii)           At or prior to the Duke Effective Time, Parent, the compensation committee of the Parent Board and the Parent Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Parent RSUs and Parent Options pursuant to Section 2.5(c). Parent shall take all actions necessary to ensure that from and after the Duke Effective Time, neither Parent nor the Duke Surviving Corporation will be required to deliver shares of Parent Common Stock or other capital stock of the Parent to any Person pursuant to or in settlement of Parent RSUs or Parent Options.

(iii)           At the Duke Effective Time, Holdco shall assume the Parent Stock Plans and as soon as practicable after the Duke Effective Time, as applicable, Holdco shall, if registration of the shares of Holdco Class A Common Stock issuable pursuant to awards granted under this Section 2.5 is required under the Securities Act, file with the SEC a registration statement on Form S-3 or Form S-8, if required, as the case may be (or any successor form), or another appropriate form with respect to such Holdco Class A Common Stock and shall use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following such filing.

2.6             Treatment of Company Private Warrants. At the Gulf Effective Time, each outstanding Company Private Warrant shall, automatically and without any required action on the part of the holder thereof, cease to represent a Company Private Warrant in respect of shares of Company Class A Common Stock and shall be converted into a warrant denominated in shares of Holdco Class A Common Stock (a “Holdco Private Warrant”). The number of shares of Holdco Class A Common Stock subject to each such Holdco Private Warrant shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Class A Common Stock subject to such Holdco Private Warrant immediately prior to the Gulf Effective Time multiplied by (y) the Exchange Ratio, and the exercise price of such Holdco Private Warrant shall be determined by dividing (1) the per share exercise price of such Company Private Warrant immediately prior to the Gulf Effective Time by (2) the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. Except as expressly provided above, following the Gulf Effective Time, each such Holdco Private Warrant shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company Private Warrant immediately prior to the Gulf Effective Time.

2.7            Tax Consequences of the Mergers. It is intended that (i) each of the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and/or, taken together with the Opco Unit Contribution, as an “exchange” described in Section 351 of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code, and (ii) the Opco Unit Contribution, taken together with the Mergers, shall qualify as an “exchange” described in Section 351 of the Code (“Intended Tax Treatment”).

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1            Exchange Agent. At the Gulf Effective Time, Holdco shall deposit and Parent shall cause Holdco to deposit with an exchange agent selected by Parent to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (i) an aggregate number of shares of Holdco Common Stock to be issued in non-certificated book-entry form comprising approximately the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and in respect of any Company RSUs to the extent provided pursuant to Section 2.5(a) and (ii) an aggregate amount of cash comprising approximately the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Holdco shall deposit and Parent shall cause Holdco to deposit with the Exchange Agent, as necessary from time to time after the Gulf Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Gulf Effective Time and prior to the surrender of such Eligible Shares. Such shares of Holdco Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1, being the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Parent; provided, however, that any deposit of such cash shall in all events be limited to (i) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor Global Ratings Inc., respectively, (ii) certificates of deposit or bank repurchase agreements of commercial banks with capital exceeding $10 billion or (iii) AAA rated 2A-7 fixed NAV money market funds (or those of similar quality), or a combination of the foregoing clauses (i), (ii) and (iii), and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Gulf Merger Consideration and the other payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the shares of Holdco Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Gulf Merger Consideration and the other payments contemplated by this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 shall be promptly returned to Holdco.

3.2            Procedures for Surrender.

(a)            With respect to Certificates, as promptly as reasonably practicable after the Gulf Effective Time, the Gulf Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Mergers, (ii) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent (the “Letter of Transmittal”), and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Gulf Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (x) a statement reflecting the number of whole shares of Holdco Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such record holder and (y) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares of Holdco Common Stock plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b)            With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Gulf Effective Time, the Gulf Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of whole shares of Holdco Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such record holder and (iii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares of Holdco Common Stock plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c)            With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Gulf Merger Consideration, cash in lieu of fractional shares of Holdco Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d)            No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

3.3            Distributions with Respect to Unsurrendered Certificates. All shares of Holdco Common Stock to be issued pursuant to the Mergers (including any shares of Holdco Common Stock issued pursuant to Section 2.5(b) or Section 2.5(d)) shall be deemed issued and outstanding as of the Gulf Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Holdco Common Stock, the record date for which is at or after the Gulf Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Holdco Common Stock shall be paid to any holder of any un-surrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Holdco Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Gulf Effective Time theretofore payable with respect to such whole shares of Holdco Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Holdco Common Stock with a record date after the Gulf Effective Time and prior to surrender, but with a payment date subsequent to surrender.

3.4            Transfers.

(a)            From and after the Gulf Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Gulf Effective Time. From and after the Gulf Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law. If, after the Gulf Effective Time, Certificates are presented to the Gulf Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(b)            With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Gulf Effective Time, the proper number of shares of Holdco Common Stock, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 3.8) to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Gulf Effective Time to represent only the right to receive the Gulf Merger Consideration, cash in lieu of fractional shares of Holdco Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III.

(c)            With respect to Book-Entry Shares, payment of the Gulf Merger Consideration, cash in lieu of fractional shares of Holdco Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Gulf Effective Time.

3.5            Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Holdco Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. In lieu of any such fractional shares, each holder of shares of Company Common Stock who would otherwise be entitled to such fractional shares of Holdco Common Stock shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Holdco Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1 multiplied by (b) an amount equal to the average of the volume weighted average price per share of Parent Class A Common Stock on the New York Stock Exchange as reported in the Eastern Edition of The Wall Street Journal on the Trading Day immediately prior to the Gulf Effective Time for ten Trading Days ending on the fifth full Business Day immediately prior to the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Holdco Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Holdco Common Stock. The payment of cash in lieu of fractional shares of Holdco Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6            Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Holdco Common Stock) that remains unclaimed by the 180th day after the Gulf Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Gulf Merger Consideration, cash in lieu of fractional shares of Holdco Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7            Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Gulf Merger Consideration, cash in lieu of fractional shares of Holdco Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, had such lost, stolen or destroyed Certificate been surrendered.

3.8            Withholding Rights. Each of Parent, Holdco and the Gulf Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, Holdco or the Gulf Surviving Corporation, as applicable, such withheld amounts (i) shall be timely remitted by Parent, Holdco or the Gulf Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid.

3.9            Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Gulf Effective Time and termination in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Gulf Merger Consideration shall be equitably adjusted to provide the stockholders of the Company, Holdco and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Gulf Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10           Parent Common Stock. Each Parent Certificate outstanding immediately prior to the Duke Effective Time shall, from and after the Duke Effective Time and as a result of the Duke Merger, represent, in respect of Parent Class A Common Stock, an equivalent number of shares of Holdco Class A Common Stock, and in respect of Parent Class B Common Stock, an equivalent number of shares of Holdco Class B Common Stock. At the Duke Effective Time, Holdco shall cause the Exchange Agent to credit in the stock ledger and other appropriate books and records of Holdco an equivalent number of shares of Holdco Class A Common Stock and Holdco Class B Common Stock, as applicable, for any Uncertificated Parent Shares (other than any shares of Parent Common Stock canceled pursuant to Section 2.4(a)); provided, however, that if an exchange of Parent Certificates for new certificates representing shares of Holdco Common Stock is required by Law or is desired at any time by Holdco, in its sole discretion, Holdco shall arrange for such exchange on a one-for-one share basis. For the avoidance of doubt, from and after the Duke Effective Time, the former holders of Parent Common Stock, which has been converted into Holdco Class A Common Stock at the Duke Effective Time, shall be entitled to receive any dividends and distributions which may be made with respect to such shares of Holdco Class A Common Stock and the former holders of Parent Common Stock, which has been converted into Holdco Class A Common Stock at the Duke Effective Time, shall be entitled to receive any dividends and distributions which may be made with respect to such shares of Holdco Class A Common Stock.

3.11           No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the Transactions pursuant to Section 262 of the DGCL, NRS 92A.390 or any other applicable Laws.

ARTICLE IV

Representations and Warranties of the Company

Except as set forth in the Company Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, the Company hereby represents and warrants to Parent, Holdco and each of the Merger Subs as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:

4.1            Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s Organizational Documents, each as amended prior to the execution of this Agreement, and complete and correct copies of its Subsidiaries’ Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect. Section 4.1 of the Company Disclosure Letter contains a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

4.2            Capital Structure of the Company.

(a)            The authorized capital stock of the Company consists of 270,000,000 shares of Company Common Stock, consisting of (i) 220,000,000 shares of Company Class A Common Stock, of which 46,570,396 shares were outstanding as of the close of business on August 6, 2021 (the “Equity Reference Date”), (ii) 50,000,000 shares of Company Class B Common Stock, of which 31,657,545 shares were outstanding as of the close of business on the Equity Reference Date, (iii) 1,000,000 shares of Company Preferred Stock, of which no shares were outstanding of the close of business on the Equity Reference Date, (iv) 2,342,495 Company RSUs issued and outstanding as of the close of business on the Equity Reference Date and (v) 5,883,333 warrants issued and outstanding as of the close of business on the Equity Reference Date entitling the holder thereof to purchase one share of Company Class A Common Stock at an exercise price of eleven dollars and fifty cents ($11.50) per share of Company Class A Common Stock pursuant to, and subject to adjustments as provided by, the terms of the Warrant Agreement (the “Company Private Warrants”). All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except that, as of the close of business on the Equity Reference Date, there were 5,365,974 shares of Company Class A Common Stock reserved for issuance pursuant to the Company Stock Plan, 9,166,667 shares of Company Class A Common Stock issuable pursuant to the Warrant Agreement and 31,657,545 shares of Company Class A Common Stock reserved pursuant to the Amended and Restated Limited Liability Company Agreement of LHGN Holdco, dated December 29, 2020. The authorized equity interests of LHGN Holdco consist of 46,570,396 Class A limited liability company membership interests (the “Class A Units”) and 31,657,545 Class B limited liability company membership interests (the “Class B Units”, and together with the Class A Units, the “Units”), in each case as of the close of business on the Equity Reference Date. All of the outstanding Units have been duly authorized and are validly issued, fully paid and nonassessable. LHGN Holdco has no Units reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”). Neither the Company nor LHGN Holdco has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(b)            Section 4.2(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company RSUs as of the close of business on the Equity Reference Date, setting forth the number of shares of Company Common Stock subject to each Company RSU award and the holder and grant date. Each Company RSU was granted in compliance with applicable Law and the terms and conditions of the Company Stock Plan. Except as set forth in Section 4.2(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of or interests in the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of or interests in the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Company Stock Plan, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Since the close of business on the Equity Reference Date, no shares of Company Common Stock have been issued, except pursuant to grants of Company RSUs outstanding prior to the date of this Agreement and in accordance with the terms of the Company Stock Plan.

(c)            Section 4.2(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

4.3            Corporate Authority; Approval and Fairness.

(a)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter adopting this Agreement (the “Requisite Company Vote”). The delivery of the Company Written Consent would satisfy the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)            The Company Board, acting upon the unanimous recommendation of the Company Special Committee, has (i) approved and declared advisable this Agreement and the Transactions, including the Gulf Merger, (ii) determined that this Agreement and the Transactions, including the Gulf Merger, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (iii) resolved to recommend that the holders of shares of Company Common Stock approve the Gulf Merger and adopt this Agreement (the “Company Recommendation”) and (iv) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption. The Company Special Committee has received the opinion of its financial advisor, Spectrum Gaming Capital, to the effect that, as of the date of such opinion and based upon and subject to various qualifications, assumptions, limitations and other matters set forth therein, the Gulf Merger Consideration to be received by the holders of Company Common Stock (other than Fertitta and his affiliates and Jefferies Financial Group Inc. and its affiliates) in the Transactions is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent (as promptly as reasonably practicable after receipt by the Company Special Committee) solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Special Committee and may not be relied upon by Parent, Holdco or either Merger Sub), and such opinion has not been withdrawn, revoked or modified.

4.4            Governmental Filings; No Violations; Certain Contracts, Etc.

(a)            Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the DGCL, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) required to be made with NASDAQ or the NASDAQ Global Market LLC, (iv) under state securities, takeover and “blue sky” Laws, and (v) required by any Gaming Regulatory Authority or Applicable Gaming Laws as set forth in Section 4.4(a) of the Company Disclosure Letter (the “Requisite Gaming Approvals”, and collectively with the approvals described in clauses (i) through (iv), the “Company Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Gulf Effective Time, except as would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b)            The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) subject to the Requisite Company Vote, a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.4(a), under any Law to which the Company or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, have, a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.5            Company Reports; Financial Statements; Internal Controls.

(a)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market LLC. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the Applicable Date, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(c)            Following the consummation of the Transactions, the Company will not be required to be an SEC registrant.

(d)            The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly owned Subsidiary of the Company or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, the Company’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(e)            The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (y) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NASDAQ Global Market LLC, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible material violations of Law. For the purposes of the three immediately preceding sentences, “Company” shall be deemed to include any entity which has undertaken the business of the Company and its Subsidiaries since January 1, 2018.

(f)            Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in stockholders’ deficit and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(g)            The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Law in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to, the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and stockholders and all resolutions passed by the boards of directors, committees of the boards and the stockholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement.

4.6            Absence of Certain Changes.

(a)            Since December 31, 2020 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not been:

(i)            any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(ii)           any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iii)          any incurrence of Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course not to exceed $200,000 individually or $500,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced;

(iv)          any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries; or

(v)           any agreement to do any of the foregoing.

(b)            Since December 31, 2020 and through the date of this Agreement, there has not been any Effect that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

4.7            Litigation and Liabilities.

(a)            As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets that involves an amount in controversy in excess of $1,000,000 or that would, individually or in the aggregate, have a Company Material Adverse Effect.

(b)            Except for obligations and liabilities (i)  reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such consolidated balance sheets, or (iii) incurred in connection with this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that, would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)            Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that is material to the Company and its Subsidiaries, taken as a whole.

4.8            Employee Benefits.

(a)            Section 4.8(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan.

(b)            With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan.

(c)            (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance in all material respects with its terms and applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d)            With respect to each material ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)            Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)            Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) in the last six years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g)            Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years.

(h)            No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i)            Except as required by applicable Law, (i) no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits and (ii) to the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(j)            Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(k)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Gulf Effective Time.

(l)            Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m)            Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(n)            No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company employees who reside or work outside of the United States.

4.9            Labor Matters.

(a)            Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(b)            As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Law respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law that remains unsatisfied.

4.10           Compliance with Laws.

(a)            The businesses of each of the Company and each of its Subsidiaries have been, and are being, conducted in compliance with all applicable Law, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)            Except as would not, individually or in the aggregate, be material to the businesses of the Company and its Subsidiaries, taken as a whole, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same. Except as would not, individually or in the aggregate, be material to the businesses of the Company and its Subsidiaries, taken as a whole, no change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and, to the Knowledge of the Company, the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(c)          The Company, its Subsidiaries and their respective Representatives are in compliance with and have complied in all material respects with (i) the FCPA, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Representatives, have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation of the FCPA and any Laws described in clause (ii). The Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries operate and (y) has maintained and enforced such policies and procedures in force. There have been no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, and there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case with respect to the FCPA and any Laws described in clause (ii). Within the prior five-year period none of the Company, any of its Subsidiaries and/or any of their respective owners, directors, employees (including officers) and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of the FCPA or any Laws described in clause (ii).

(d)          The Company and each of its Subsidiaries has been and currently is in compliance in all material respects with relevant sanctions and export control Laws and regulations in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction, including the United States International Traffic in Arms Regulations, the Export Administration Regulations, and United States sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction.

4.11         Licenses and Compliance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)           The Company and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective business as presently conducted. All Company Material Licenses are in full force and effect and are not subject to unusual conditions. The Company has made available to Parent prior to the date hereof true, complete and accurate copies of all Company Material Licenses.

(b)          No Company Material License will be varied, suspended, revoked or cease to be effective as a result of the Transactions.

(c)          As of the date of this Agreement, to the Knowledge of the Company, there is no fact or circumstance that is reasonably expected to cause any Company Material License to be revoked, suspended, subject to a variation during its current term, or not to be renewed on terms which are no less advantageous to the Company or its relevant Subsidiary than the current terms of such Company Material License, and each action necessary to be undertaken by the Company and its Subsidiaries for the renewal or extension of each Company Material License due to expire in the period within three months from the date of this Agreement has been duly taken.

(d)          As of the date hereof, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) made any application for a Company Material License that has not been issued, granted or given (for whatever reason) or (ii) withdrawn any such application (for whatever reason).

(e)           To the Knowledge of the Company, where required to do so under Applicable Gaming Law or by any Gaming Regulatory Authority in writing, all relevant directors, officers, managers, employees, partners, and contractors of the Company and its Subsidiaries have obtained and hold personal management Licenses (or local equivalent License) and those Licenses are in full force and effect.

(f)           To the Knowledge of the Company, all matters which are required to be notified to the relevant Gaming Regulatory Authority in accordance with the terms and conditions of the applicable Company Material License have been so notified.

(g)          Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective employees, officers, directors or other personnel, has, in the past two years done or omitted to do anything that has or would reasonably be expected to result in a material breach of the Applicable Gaming Laws.

(h)          To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received a written notice from any Governmental Entity alleging that the business of the Company or any of its Subsidiaries infringes or violate any Applicable Gaming Law in any material respect or is in breach of the terms of any Company Material License or that such Governmental Entity intends to pursue any Proceeding which might conclude with the imposition of any sanction, restriction or penalty on the Company or any of its Subsidiaries.

(i)            In the two year period prior to the date of this Agreement, each of the Company and its Subsidiaries has adhered in all material respects with the policies and procedures adopted by it, to the extent such are necessary for compliance with Applicable Gaming Laws and the terms and conditions of the Company Material Licenses.

(j)            (i) To the Knowledge of the Company, during the past two years, neither the Company nor any of its Subsidiaries nor any existing director, officer, or employee of the Company or any of its Subsidiaries has been, or is on the date hereof, the subject of any investigation or inquiry (including inquiries relating to possible breaches of any Applicable Gaming Law and/or the Company Material License) by any Gaming Regulatory Authority and (ii) there are no facts, matters or circumstances which are reasonably likely to give rise to any such investigation or inquiry, that could result in the imposition of sanctions in connection with a Company Material License or its revocation.

(k)           Details of all revocations of, or complaints, allegations or warnings directed specifically at the Company or any of its Subsidiaries or investigations regarding any Company Material License with respect to the Company or any of its Subsidiaries, in each case, as received in writing by, or notified in writing to, the Company or any of its Subsidiaries by a Gaming Regulatory Authority or any other statutory or Governmental Entity in respect of any such Company Material License within the two years prior to the date hereof, including copies of any relevant substantive correspondence, are set forth in Section 4.11(k) of the Company Disclosure Letter.

(l)           There have been no fines paid to, or other sanctions that have been, or threatened in writing to be, imposed on the Company or any of its Subsidiaries by, a Gaming Regulatory Authority or any other Governmental Entity in relation to the business of the Company and any of its Subsidiaries within the two years prior to the date hereof in relation to any Applicable Gaming Laws or any Company Material License.

(m)          Except as set forth in Section 4.11(m) of the Company Disclosure Letter (true and complete copies of which have been made available to Parent prior to the date hereof), there are no written agreements, Contracts or other undertakings currently in effect between: (i) (a) the Company or any of its Subsidiaries or any of their respective employees, officers and directors in their capacity as such, on the one hand, and (b) any Gaming Regulatory Authority (including any conditions, restrictions, restraints or impairments of any Company Material License or capacity to do business), on the other hand, and (ii) (x) any stockholders of the Company (or Affiliates thereof, other than the Company and its Subsidiaries), on the one hand, and (y) any Gaming Regulatory Authority, on the other hand.

(n)          None of the Company or any of its Subsidiaries has any operations, assets, properties, businesses or activities outside the United States.

4.12        Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s or LHGN Holdco’s Organizational Documents is applicable to the Company or LHGN Holdco, the shares of Company Common Stock, the Units, or the Transactions. Prior to the date of this Agreement, the Company Board has taken all action necessary so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the Transactions.

4.13         Environmental Matters. Except for any such matter that would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (b) no property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which could reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (e) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; (f) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (g) none of the Company or any of its Subsidiaries has expressly assumed or retained any liabilities of any other Person in respect of any Environmental Laws, including in any acquisition or divestiture of any property or business. The Company has made available to Parent, prior to the date of this Agreement, correct and complete copies of all material environmental reports, studies, assessments, sampling data and other material environmental information accessible or controlled by the Company relating to Company or its Subsidiaries or their respective current and former properties or operations.

4.14        Tax Matters. Except for any such matter that would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)          The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate in all respects; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns)except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); and (iv) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)          The Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2018 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c)          No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries. There are no Proceedings pending or threatened in writing regarding any Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)          Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.

(e)          Neither the Company nor any of its Subsidiaries have entered into any contract or arrangement with any Tax authority that requires the Company or any of its Subsidiaries to take any action or to refrain from taking any action, nor is the Company or any of its Subsidiaries a party to any agreement with any Tax authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(f)           There are no Encumbrances for Taxes (except Permitted Encumbrances) on any of the assets of the Company or any of its Subsidiaries.

(g)          Other than the TRA, neither either the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) exclusively between or among the Company and its Subsidiaries or (ii) entered into in the ordinary course of business and not primarily related to Taxes).

(h)          Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(i)           Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)           Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(k)          At no time during the past five years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction prior to Closing, any accounting method change or agreement with any Tax authority, any prepaid amount received prior to Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law) occurring or existing, respectively, prior to the Closing. Neither the Company nor any of its Subsidiaries has or will have any outstanding liability under Section 965(h) of the Code (or any similar provision of state, local or foreign law).

(m)          The Company has been treated as a U.S. “C-Corporation” for U.S. tax purposes since February 4, 2019. From the Company’s formation on August 11, 2015 until February 4, 2019, the Company was treated as a partnership or a disregarded entity for U.S. income tax purposes. Each of the Company’s Subsidiaries is, and has been since each Subsidiary’s formation, disregarded for U.S. tax purposes, except that LHGN Holdco was treated as a disregarded entity of the Company from June 26, 2020 until December 29, 2020 on which date it became a partnership for U.S. income tax purposes.

(n)          Neither the Company nor any of its Subsidiaries is, or has been since its formation, been subject to Tax in any jurisdiction outside the United States by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(o)          Neither the Company nor any of its Subsidiaries have availed itself of any government grants, Tax holidays, loans or other Tax benefits or relief related to the COVID-19 pandemic, including deferral of payroll taxes under the CARES Act or any similar applicable federal, state or local law.

(p)          The Company and its Subsidiaries have not taken any action, and to the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(q)          LHGN Holdco is not and has not been at any time since its formation treated as a publicly traded partnership within the meaning of Section 7704 of the Code.

(r)           No Units have been redeemed, converted, or otherwise exchanged into Company Class A Common Stock or any other securities prior to the Gulf Effective Time.

4.15         Real Property.

(a)          The Company and its Subsidiaries do not own any real property.

(b)         With respect to the Leased Real Property, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c)          Section 4.15(c) of the Company Disclosure Letter contains a correct and complete list of all Leased Real Property, together with (i) a description of the principal functions conducted at each Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each Leased Real Property.

4.16        Intellectual Property.

(a)          Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete list of all Company Intellectual Property Rights that are Registered, indicating for each item the registration or application number, the registration or application date, and the applicable filing jurisdiction.

(b)          The Company and its Subsidiaries own or have sufficient and valid rights to use all Intellectual Property Rights material to and used in or necessary for the conduct of their respective businesses as currently conducted, all of which rights shall survive the consummation of the Transactions, materially unchanged. The Company and its Subsidiaries solely and exclusively own all material Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(c)          All Company Intellectual Property Rights that are Registered and material to the Company’s or any of its Subsidiaries’ respective businesses, taken as a whole, are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Governmental Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Intellectual Property Rights.

(d)          Each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights on behalf of the Company or any of its Subsidiaries material to the businesses of the Company or any of its Subsidiaries, taken as a whole, has signed a valid and enforceable agreement containing an irrevocable present assignment to the Company or its Subsidiary, as appropriate, of all such Intellectual Property Rights (or ownership thereof has vested in the Company or its Subsidiary by operation of Law). No such Person retains any right, title or interest in or to any such Intellectual Property Rights.

(e)          Neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication within the three-year period prior to the date of this Agreement: (i) contesting or challenging the use, validity, enforceability or ownership of any Company Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses, taken as a whole, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly.

(f)           The conduct of the respective businesses of the Company and each of its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the prior five-year period, any Intellectual Property Rights of any Person, in each case, except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries, taken as a whole.

(g)          To the Knowledge of the Company, within the prior three-year period, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property Rights in any material respect, whether directly or indirectly.

(h)          The IT Assets owned, used or held for use by the Company and its Subsidiaries are sufficient for the current and currently anticipated needs of the businesses of the Company and its Subsidiaries, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their businesses.

(i)           To the Knowledge of the Company, in the prior five-year period, there has been no unauthorized access to or unauthorized use of (i) any such IT Assets, (ii) any information stored on or processed by such IT Assets, or (iii) any confidential or proprietary information of any Person that is in the Company’s or any of its Subsidiaries’ possession or control, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably likely to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology consistent with best industry practices.

(j)           The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets included in the Company Intellectual Property Rights and such Trade Secrets have not been disclosed by Company to any Person except pursuant to written non-disclosure agreements that, to the Knowledge of the Company, have not been breached by such Person.

(k)          The Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with best industry practices, designed to ensure that the IT Assets owned, used or held for use by the Company or any of its Subsidiaries are secure from unauthorized access and free from any Malicious Code. To the Knowledge of the Company, none of such IT Assets contain or make available any Malicious Code. To the Knowledge of the Company, all known ‘critical’ or ‘high’ vulnerabilities have been remediated.

(l)           No proprietary Software (or products containing proprietary Software) sold, licensed, conveyed or distributed by, and material to the businesses (taken as a whole) of, the Company or any of its Subsidiaries contains, is derived from, or links to any Software that is governed by an Open Source License. The Company and its Subsidiaries are in material compliance with all Open Source Licenses to which any Software used by the Company or any of its Subsidiaries is subject.

(m)          No Person other than the Company or its Subsidiaries (and its and their respective authorized employees and authorized independent contractors) has or has had possession of any source code for any Software that is owned or developed by or on behalf of the Company or any of its Subsidiaries and material to their respective businesses, taken as a whole.

(n)          The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security that are commercially reasonable, and consistent with (i) best industry practices, (ii) all written commitments of the Company or any of its Subsidiaries, and (iii) all statements and policies adopted by the Company or any of its Subsidiaries (such policies and measures, collectively, the “Privacy and Security Policies”), except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries, taken as a whole.

(o)          The Company and each of its Subsidiaries have (i) complied with all of their respective Privacy and Security Policies and contractual and fiduciary obligations, and all applicable Law, in each case, regarding privacy, cybersecurity or Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection (together “Processing”) of Personal Information, and (ii) used commercially reasonable measures consistent in all material respects with best industry practices to ensure the confidentiality, privacy and security of Personal Information, in each case, except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries, taken as a whole. To the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information in the possession, custody, or control of the Company or any of its Subsidiaries, or otherwise held or processed on their behalf (“Information Security Incident”).

(p)          No Person (including any Governmental Entity) has made any material claim or commenced any material Proceeding with respect to any unauthorized access to, or misuse of, any Personal Information relating to the business of the Company or any of its Subsidiaries.

4.17         Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. The Company has made available to Parent a summary of all the material Insurance Policies. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies.

4.18        Company Material Contracts.

(a)          Neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)          Except for this Agreement and except for the Filed Company Contracts, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)            any Contract for the lease of tangible personal property providing for annual payments of $100,000 or more;

(ii)           any Contract that is reasonably likely to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than $750,000 or (B) aggregate payments to or from the Company and its Subsidiaries of more than $750,000;

(iii)          any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a 15% voting or economic interest, or any interest valued at more than $750,000 without regard to percentage voting or economic interest;

(iv)          any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness in excess of $750,000;

(v)           any Contract involving the payment or receipt of royalties or other amounts of more than $750,000 in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries;

(vi)          any Contract that would reasonably be expected to prevent, materially delay or materially impede the Company’s ability to consummate the Transactions;

(vii)         any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the Ordinary Course;

(viii)        any Contract that was not negotiated and entered into on an arm’s length basis reasonably likely to result in payments with a value in excess of $500,000 in any 12-month period;

(ix)           any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Gulf Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Gulf Effective Time, Parent or its Subsidiaries), (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries and the provisions of which would materially affect the business of the Company and its Subsidiaries (or, after the Gulf Effective Time, Parent or its Subsidiaries) or (D) prohibits or limits the rights of the Company or any of its Subsidiaries (or, after the Gulf Effective Time, Parent or its Subsidiaries) to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(x)           any Contract pursuant to which (A) any license, covenant not to sue, release, waiver, option or other right is granted under any material Company Intellectual Property Rights (other than (1) non-exclusive licenses granted to customers or vendors in the Ordinary Course or (2) licensed implied by or ancillary and incidental to the sale of goods or services); (B) any Person has granted any material license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights to the Company (other than non-exclusive licenses for off-the-shelf commercially available Software that have been granted on standardized, generally available terms and for annual fees of less than $250,000); (C) the Company has assigned or agreed to assign any material Intellectual Property Rights to any Person; or (D) the Company is subject to any obligation or covenant with respect to the use, licensing, enforcement, prosecution or other exploitation of any material Intellectual Property Rights, including stand-stills and Trademark co-existence or consent Contracts (other than (x) non-exclusive licenses for off-the-shelf commercially available Software that have been granted on standardized, generally available terms and for annual fees of less than $250,000 and (y) Contracts otherwise described in this Section 4.18(a)(x));

(xi)           any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates and which materially affects the business of the Company and its Subsidiaries;

(xii)          (A) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand, and (B) to the extent not covered by clause (A), any Fertitta Entity Agreement;

(xiii)         any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably likely to result in payments with a value in excess of $750,000 in any 12-month period;

(xiv)        any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract);

(xv)          any Contracts with suppliers that provide data or technology to the Company or any of its Subsidiaries (other than non-exclusive licenses or services agreements for off-the-shelf commercially available data or technology that have been granted on standardized, generally available terms and for annual fees of less than $250,000;

(xvi)        all management contracts (excluding Contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or any of its Subsidiaries;

(xvii)       any Contract entered into at any time prior to the date hereof pursuant to which the Company or its Subsidiaries acquired another operating business for consideration in excess of $5,000,000;

(xviii)      any Contract relating to the, direct or indirect, acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise) for consideration (A) in excess of $5,000,000 or (B) that would increase the number of Holdco Common Shares to be issued in connection with theTransactions;

(xix)         any Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company could be required to, directly or indirectly, purchase or sell, as applicable, any material amount of securities, capital stock or other interests, assets or business of any other Person and which materially restricts the business of the Company and its Subsidiaries;

(xx)          any Contract obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single third party or granting any third party the exclusive right to develop, market, sell or distribute the Company’s or its Subsidiaries’ products or services;

(xxi)         any collective bargaining agreement or Contract with any union, staff association, works council or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively; and

(xxii)        any market access agreement, agreement to provide sports betting services, gaming revenue share agreement or similar agreement, as set forth on Section 4.18(b)(xxi) of the Company Disclosure Letter.

The foregoing types of Contracts described in clauses (i) – (xx) above, together with any Filed Company Contract, other than those that have expired in accordance with their terms, and including all amendments, exhibits and schedules to each such Contract from time to time, shall be referred to herein as a “Company Material Contract”.

(c)          A copy of each Company Material Contract has been made available to Parent. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no default under any Company Material Contract by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto.

4.19        Brokers and Finders. Neither the Company nor any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has employed Jefferies LLC as its financial advisor and the Company Special Committee has employed Spectrum Gaming Capital as its financial advisor, in each case whose fees and expenses will be paid by the Company. The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Jefferies LLC or Spectrum Gaming Capital are entitled to any fees and expenses in connection with any of the Transactions.

4.20         Information Supplied. None of the information supplied or to be supplied in writing by the Company expressly for inclusion in the Registration Statement will, at the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty or covenant with respect to: (a) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied in writing by Parent or the Merger Subs expressly for inclusion therein or (b) any projections or forecasts included in the Registration Statement.

4.21         Related Party Agreements. Except as filed as exhibits to Company Reports made through and including the date hereof or as permitted by this Agreement, from January 1, 2018 through the date hereof, there are and have been no agreements, arrangements or understandings between the Company or any of its Subsidiaries (or binding on any of their respective properties or assets), on the one hand, and any Fertitta Entity or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the other hand (a “Fertitta Entity Agreement”).

4.22       Affiliate Transactions. Section 4.22 of the Company Disclosure Letter sets forth in reasonable detail the services, assets and properties provided to the Company and any of its Subsidiaries by any Fertitta Entities or any of their Affiliates (other than any Subsidiary of the Company) from December 29, 2020 to the date hereof as well as any such services, assets and properties currently contemplated to be delivered to the Company and any of its Subsidiaries.

4.23        Suppliers.

(a)          Section 4.23(a) of the Company Disclosure Letter sets forth a correct and complete list of the top ten suppliers (each, a “Company Top Supplier”) by the aggregate dollar amount of payments to, as applicable, such supplier, during the 12 months ended December 31, 2020.

(b)          Since January 1, 2018, (i) there has been no termination of, or a failure to renew the business relationship of, the Company or its Subsidiaries with any Company Top Supplier, (ii) there has been no change in the material terms of the business relationship of the Company or any of its Subsidiaries with any Company Top Supplier that would be adverse to the Company or its Subsidiaries and (iii) no Company Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate, not renew or change the pricing or other terms of its business in any material respect adverse to the Company or its Subsidiaries.

(c)          None of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the Ordinary Course.

4.24        No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Holdco or Merger Subs or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the Company in this Article IV, written information made available to Parent, Holdco, Merger Subs or any of their Affiliates or Representatives in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.24 shall limit Parent’s, Holdco’s or Merger Subs’ remedies with respect to claims of fraud or intentional or willful misrepresentation.

ARTICLE V

Representations and Warranties of Parent, Holdco and Merger Subs

Except as set forth in the Parent Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent, Holdco and the Merger Subs each hereby represents and warrants to the Company as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:

5.1          Organization, Good Standing and Qualification. Each of Parent, Holdco, the Merger Subs and their Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent, Holdco, Merger Subs and each of their Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. Parent has made available to the Company complete and correct copies of Parent’s, Holdco’s and Merger Subs’ Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect.

5.2          Capital Structure of Parent; Capitalization of Holdco and the Merger Subs.

(a)          The authorized capital stock of Parent consists of 2,100,000,000 shares of Parent Common Stock, consisting of (i) 900,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Parent Class A Common Stock”), of which 403,421,764 shares were outstanding as of the close of business on the Equity Reference Date, (ii) 900,000,000 shares of Class B common stock, par value $0.0001 per share (the “Parent Class B Common Stock”, together with the Parent Class A Common Stock, the “Parent Common Stock”), of which 393,013,951 shares were outstanding as of the close of business on the Equity Reference Date, (iii) 300,000,000 shares of preferred stock par value $0.0001 per share (the “Parent Preferred Stock”), of which 0 shares were outstanding as of the close of business on the Equity Reference Date, (iv) 24,399,266 Parent RSUs issued and outstanding as of the close of business on the Equity Reference Date and (v) 32,704,466 Parent Options issued and outstanding as of the close of business on the Equity Reference Date. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock reserved for issuance, except that, as of the close of business on the Equity Reference Date, there were 101,351,077 shares of Parent Class A Common Stock reserved for issuance pursuant to Parent’s 2020 Incentive Award Plan, Employee Stock Purchase Plan, 2017 Equity Incentive Plan, 2012 Stock Option & Restricted Stock Incentive Plan and 2011 Global Share Option Plan (collectively, the “Parent Stock Plans”), 1,740,113 shares of Parent Class A Common Stock reserved for issuance upon the exercise of private placement warrants that will expire on April 23, 2025 (the “Parent Private Warrants”), and 18,671,527 shares of Parent Common Stock reserved for issuance pursuant to Parent’s 0% Convertible Senior Notes due 2028 (the “Parent Convertible Note”). Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Encumbrance. Other than the Parent Convertible Note and the Parent Private Warrants, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)            Except as set forth in Section 5.2(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Parent Class A Common Stock in accordance with the terms of the Parent Stock Plans, such shares of Parent Class A Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Since the close of business on the Equity Reference Date, no shares of Parent Class A Common Stock have been issued, except pursuant to grants of Parent Equity Awards outstanding prior to the date of this Agreement and in accordance with the terms of the applicable Parent Stock Plan.

(c)            Section 5.2(c) of the Parent Disclosure Letter sets forth (i) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (ii) Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

(d)            The authorized capital stock of Duke Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Duke Merger Sub is, and at the Duke Effective Time will be, owned by Holdco and there are (i) no other shares of capital stock or voting securities of Duke Merger Sub, (ii) no securities of Duke Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Duke Merger Sub and (iii) no options or other rights to acquire from Duke Merger Sub, and no obligations of Duke Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Duke Merger Sub. Duke Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Duke Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(e)            The authorized capital stock of Gulf Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Gulf Merger Sub is, and at the Gulf Effective Time will be, owned by Holdco, and there are (i) no other shares of capital stock or voting securities of Gulf Merger Sub, (ii) no securities of Gulf Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Gulf Merger Sub and (iii) no options or other rights to acquire from Gulf Merger Sub, and no obligations of Gulf Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Gulf Merger Sub. Gulf Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Gulf Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(f)            The authorized capital stock of Holdco consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Holdco is, and at the Duke Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Holdco, (ii) no securities of Holdco convertible into or exchangeable for shares of capital stock or voting securities of Holdco and (iii) no options or other rights to acquire from Holdco, and no obligations of Holdco to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Holdco. Holdco has not conducted any business prior to the date of this Agreement and has no, and prior to the Duke Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

5.3            Corporate Authority; Approval.

(a)            Each of Parent, Holdco and the Merger Subs has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to the affirmative vote or written consent of the holders of a majority in voting power of the outstanding shares of Parent Common Stock entitled to vote on such matter adopting this Agreement (the “Requisite Parent Vote”). The delivery of the Parent Written Consent will satisfy the Requisite Parent Vote. This Agreement has been duly executed and delivered by each of Parent, Holdco and the Merger Subs and constitutes a valid and binding agreement of Parent, Holdco and the Merger Subs, enforceable against each of Parent, Holdco and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            Prior to the Duke Effective Time, Parent and Holdco will have taken all necessary action to permit it to issue the number of shares of Holdco Common Stock required to be issued by it pursuant to Article III of this Agreement. The shares of Holdco Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Holdco Class A Common Stock (other than any shares of Holdco Class A Common Stock to be issued to any Fertitta Entities or any of their Affiliates), when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

(c)            The Parent Board has not adopted or approved a resolution pursuant to 92A.380(1)(d) or NRS 92A.390(1) granting dissenters’ rights to any stockholder.

5.4            Governmental Filings; No Violations.

(a)            Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the NRS or the DGCL, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) required to be made with NASDAQ or the NASDAQ Global Market LLC, (iv) under state securities, takeover and “blue sky” Laws, and (v) required pursuant to state licensure laws or codes or any other regulatory bodies related to gaming and sports betting set forth on Section 5.4(a) of the Parent Disclosure Letter (the “Parent Gaming Approvals” and collectively with clauses (i) – (iv), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent, Holdco or either Merger Sub with, nor are any required to be made or obtained by Parent, Holdco or either Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent, Holdco and the Merger Subs and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Gulf Effective Time, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b)            The execution, delivery and performance of this Agreement by Parent, Holdco and the Merger Subs do not, and the consummation of the Transactions will not, constitute or result in (i) subject to the Requisite Parent Vote, a breach or violation of, or a default under, the Organizational Documents of Parent, Holdco or the Merger Subs, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent, Holdco, Merger Subs or any of their Subsidiaries pursuant to, any Contracts binding upon Parent, Holdco, the Merger Subs or any of their Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits and authorizations referred to in Section 5.4(a) are made or obtained, under any Law to which Parent, Holdco, the Merger Subs or any of their Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent, Holdco, Merger Subs or any of their Subsidiaries, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, have a Parent Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

5.5            Parent Reports; Internal Controls.

(a)            Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company (x) a summary of any such disclosure made by management to Parent’s auditors and audit committee since the Applicable Date and (y) any material communication since the Applicable Date made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by Parent. Parent has made available to the Company a summary of all material complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible material violations of Law.

(c)            Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto and in each case, in all material respects.

5.6            Litigation and Liabilities.

(a)            As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or any of their respective properties or assets that would have a Parent Material Adverse Effect.

(b)            Except for obligations and liabilities (i) reflected or reserved against in Parent’s consolidated balance sheets (and the notes thereto) included in the Parent Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such consolidated balance sheets, or (iii) incurred in connection with this Agreement, there are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except as would not have a Parent Material Adverse Effect.

(c)            Neither the Parent, Holdco, the Merger Subs nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity except as would not have a Parent Material Adverse Effect.

5.7            Compliance with Laws.

(a)            The businesses of each of Parent and its Subsidiaries are being conducted in compliance with all applicable Law, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b)            Parent, its Subsidiaries and their respective Representatives are in compliance with and have complied in all material respects with (i) the FCPA, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Parent and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Parent or any of its Subsidiaries. None of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective Representatives, have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation of the FCPA and any Laws described in clause (ii). Parent and its Subsidiaries (x) have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Parent or any of its Subsidiaries operate and (y) has maintained and enforced such policies and procedures in force. There have been no Proceedings against Parent or any of its Subsidiaries or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and there are no Proceedings against Parent or any of its Subsidiaries pending by or before any Governmental Entity or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by any Governmental Entity, in each case with respect to the FCPA and any Laws described in clause (ii). Within the prior five-year period (prior to the date of this Agreement) none of Parent, any of its Subsidiaries and/or any of their respective owners, directors, employees (including officers) and agents have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of the FCPA or any Laws described in clause (ii).

5.8            Intellectual Property.

(a)            To the Knowledge of Parent, the conduct of the respective businesses of Parent and each of its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the prior five-year period, any Intellectual Property Rights of any Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b)            To the Knowledge of Parent, in the prior five-year period, there has been no unauthorized access to or unauthorized use of (i) any IT Assets owned, used or held for use by Parent and its Subsidiaries, (ii) any information stored on or processed by such IT Assets, or (iii) any confidential or proprietary information of any Person that is in Parent’s or any of its Subsidiaries’ possession or control, in each case, in a manner that, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

5.9            Licenses and Compliance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a)            Parent and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective business as presently conducted. All Parent Material Licenses are in full force and effect and are not subject to unusual conditions. Parent has made available to Company prior to the date hereof true, complete and accurate copies of all Parent Material Licenses.

(b)            To the Knowledge of Parent, no Parent Material License will be varied, suspended, revoked or cease to be effective as a result of the Transactions.

(c)            As of the date hereof, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has (i) made any application for a Parent Material License that has not been issued, granted or given (for whatever reason) or (ii) withdrawn any such application (for whatever reason).

(d)            To the Knowledge of Parent, where required to do so under Applicable Gaming Law or by any Gaming Regulatory Authority in writing, all relevant directors, officers, managers, employees, partners, and contractors of Parent and its Subsidiaries have obtained and hold personal management Licenses (or local equivalent License, temporary license or short-term waiver) and those Licenses are in full force and effect.

(e)            To the Knowledge of Parent, all matters which are required to be notified to the relevant Gaming Regulatory Authority in accordance with the terms and conditions of the applicable Parent Material License have been so notified.

(f)            Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any of their respective employees, officers, directors or other personnel, has, in the past five years done or omitted to do anything that has or would reasonably be expected to result in a material breach of the Applicable Gaming Laws.

(g)            In the two year period prior to the date of this Agreement, each of Parent and its Subsidiaries has adhered in all material respects with the policies and procedures adopted by it, to the extent such are necessary for compliance with Applicable Gaming Laws and the terms and conditions of the Parent Material Licenses.

(h)            There have been no fines paid to, or other sanctions that have been, or threatened in writing to be, imposed on Parent or any of its Subsidiaries by, a Gaming Regulatory Authority or any other Governmental Entity in relation to the business of Parent and any of its Subsidiaries within the two years prior to the date hereof in relation to any Applicable Gaming Laws or any Parent Material License.

(i)            Except as set forth in Section 5.9(i) of the Parent Disclosure Letter (true and complete copies of which have been made available to Company prior to the date hereof), there are no written agreements, Contracts or other undertakings currently in effect between: (i) (a) Parent or any of its Subsidiaries or any of their respective employees, officers and directors in their capacity as such, on the one hand, and (b) any Gaming Regulatory Authority (including any conditions, restrictions, restraints or impairments of any Parent Material License or capacity to do business), on the other hand, and (ii) (x) any stockholders of Parent (or Affiliates thereof, other than Parent and its Subsidiaries), on the one hand, and (y) any Gaming Regulatory Authority, on the other hand.

5.10            Brokers and Finders. Neither Parent nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions, except that Parent has employed Raine Securities LLC as its financial advisor, whose fees and expenses will be paid by Parent.

5.11            Tax Matters. Except for any such matter that would not, individually or in the aggregate, have a Parent Material Adverse Effect, Parent and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate in all respects; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); and (iv) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Parent and its Subsidiaries have not taken any action, and to the Knowledge of Parent, there is no fact or circumstance that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

5.12            Information Supplied. None of the information supplied or to be supplied in writing by Parent, Holdco or the Merger Subs expressly for inclusion in the Disclosure Documents or the Registration Statement will, at the time the Registration Statement is declared effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty or covenant with respect to: (a) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied in writing by the Company expressly for inclusion therein or (b) any projections or forecasts included in the Registration Statement.

5.13            No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article V, none of Parent, Holdco, the Merger Subs or any other Person makes any express or implied representation or warranty with respect to Parent, Holdco or the Merger Subs or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of Parent, Holdco and the Merger Subs hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of Parent, Holdco, the Merger Subs or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by Parent, Holdco or the Merger Subs in this Article V, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.13 shall limit the Company’s remedies with respect to claims of fraud or intentional or willful misrepresentation.

ARTICLE VI

Covenants

6.1            Interim Operations. (a) The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Gulf Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each of its Subsidiaries to, conduct their respective businesses in the Ordinary Course and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates having significant business dealings with them and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except, in each case, as otherwise expressly contemplated by this Agreement, as required by applicable Law, or otherwise approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed). Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the earlier of the Gulf Effective Time and the termination of this Agreement pursuant to Article VIII, except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) as approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), (D) required under any Material Contract or (E) set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not and shall cause its Subsidiaries not to:

(i)            adopt or propose any change in its Organizational Documents;

(ii)            merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)            acquire assets from any other Person with a fair market value or purchase price in excess of $500,000 individually or $1,000,000 in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or Parent, as applicable, to consummate the Transactions prior to the Outside Date;

(iv)            issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than (A) the Fertitta Agreement or (B) the issuance of shares (i) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (ii) in respect of Company RSUs outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Stock Plan as in effect on the date of this Agreement or (iii) in connection with the exercise of warrants outstanding as of the date of this Agreement, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)            create or incur any Encumbrance having a value in excess of $200,000 individually or $500,000 in the aggregate on any of its assets or any of its Subsidiaries;

(vi)            make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries or to or from Parent and any of its wholly owned Subsidiaries, as applicable) in excess of $200,000 individually or $500,000 in the aggregate;

(vii)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary);

(viii)            reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations upon the vesting or settlement of Company RSUs outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Stock Plan as in effect on the date of this Agreement;

(ix)            incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course not to exceed $200,000 individually or $500,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced;

(x)            except to the extent expressly provided by, and consistent with the line items set forth in, the Company’s capital budget set forth in Section 6.1(a)(x) of the Company Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures;

(xi)            enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or amend or modify in any material respect, supplement, waive any material term, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Company Material Contract, other than expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract;

(xii)            cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries having in each case a value in excess of $200,000 individually or $500,000 in the aggregate;

(xiii)            settle any Proceeding for an amount in excess of $200,000 individually or $500,000 in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any Governmental Order that would restrict the future activity or conduct of it or any of its Subsidiaries in any material respect or a finding or admission of a material violation of Law or material violation of the rights of any Person;

(xiv)            make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or applicable Law;

(xv)            enter into any line of business in any geographic area, other than the existing lines of business of the Company and its Subsidiaries solely within the United States;

(xvi)            materially modify, cancel, terminate, rescind or adversely affect any Company Material License;

(xvii)            other than in the Ordinary Course, make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return in respect of material Taxes, enter into any closing agreement with respect to Taxes or settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any other action with respect to Taxes which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xviii)            transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses of the Company or any of its Subsidiaries, including capital stock of the Company and any of its Subsidiaries, except in connection with non-exclusive licenses or services provided in the Ordinary Course and sales of obsolete assets and except for sales, leases, licenses or other dispositions of tangible assets (not including services) with a fair market value not in excess of $200,000 individually or $500,000 in the aggregate;

(xix)            cancel, abandon or otherwise allow to lapse or expire any material Company Intellectual Property Rights that are Registered;

(xx)            except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or in the Ordinary Course, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course) to any Company Employee or (F) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $250,000;

(xxi)            become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xxii)            utilize government borrowing, grant programs, or social insurance programs, such as the CARES Act, in each case related to the COVID-19 pandemic;

(xxiii)            make or authorize any payment or spending, or accrual or commitment for any payment or spending (including payment or spending with respect to advertising and marketing activities), in connection with entering into any new geographic area or new line of business;

(xxiv)            apply or seek to apply for any license that, if granted, would be reasonably expected to be a Company Material License had it been granted prior to date of this Agreement; or

(xxv)            agree, authorize or commit to do any of the foregoing.

Notwithstanding the foregoing, any action or inaction taken by the Company or any of its Subsidiaries, to the extent required by applicable Law, directive, guidelines or recommendations, to address the COVID-19 pandemic (including, to the extent required by applicable Law, compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety, or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control that is outside of the Ordinary Course shall not be deemed to be a breach of this Section 6.1, provided that the Company consults with Parent prior to taking any such action.

(b)            Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Gulf Effective Time and the termination of this Agreement pursuant to Article VIII (unless the Company shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) required under Contracts to which Parent or any of its Subsidiaries is a party or (D) set forth on Section 6.1(b) of the Parent Disclosure Letter, Parent shall not, and shall cause its Subsidiaries not to:

(i)            adopt or propose any change in Parent’s Organizational Documents in any manner that would prohibit the consummation of the Transactions; provided, that any amendment to Parent’s articles of incorporation to increase the authorized number of shares or series of the capital stock of Parent shall in no way be restricted by the foregoing;

(ii)            declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary);

(iii)            split, combine, reduce or reclassify any of its issued or unissued shares of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of its capital stock in any manner that would reasonably be expected to have a material and adverse impact on the value of the Parent Class A Common Stock; or

(iv)            agree, authorize or commit to do any of the foregoing.

(c)            Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Gulf Effective Time. Prior to the Gulf Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law.

6.2            Acquisition Proposals; Change in Recommendation.

(a)            No Solicitation. Except as expressly permitted by this Section 6.2, none of the Company or any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly:

(i)            initiate, solicit, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)            engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)            provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv)            otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(v)            cause or permit the Company to enter into an Alternative Acquisition Agreement.

(b)            Exceptions. Notwithstanding anything in this Section 6.2 to the contrary, on or prior to, but not after, the Company Written Consent Delivery Date, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a material breach of the obligations set forth in this Section 6.2, the Company may:

(i)            contact and engage in discussions with such Person or group making the Acquisition Proposal or its or their Representatives solely to (i) clarify the terms and conditions thereof, (ii) request that any Acquisition Proposal made orally be made in writing or (iii) notify such Person or group or its or their Representatives of the provisions of this Section 6.2;

(ii)            provide access to its properties, assets, books and records, personnel and information in response to a request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person or group who made such Acquisition Proposal, provided that such properties, assets, books and records, personnel and information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such properties, assets, books and records, personnel and information is made available to such Person or group and that, prior to furnishing any such properties, assets, books and records, personnel and information, the Company receives from the Person or group making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive, in the aggregate, to the other party than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not include a standstill or similar provision or otherwise prohibit the making or amending of an Acquisition Proposal); and

(iii)            participate in any discussions or negotiations with any such Person or group regarding such Acquisition Proposal;

and with respect to clause (ii) or clause (iii) above, if, and only if, prior to taking any action described in clauses (ii) or (iii) above, the Company Board or the Company Special Committee determines in good faith after consultation with its outside legal counsel and financial advisor that (A) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)            Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 48 hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, the Company or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions with respect to such Acquisition Proposal as previously notified under this Section 6.2(c).

(d)            No Change of Recommendation.

(i)            Except as permitted by Sections 6.2(d)(ii) or (iii), the Company Board, including any committee thereof, agrees it shall not:

(A)            withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(B)            fail to include the Company Recommendation in the Disclosure Document;

(C)            fail to recommend, within ten Business Days after the commencement of an Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its stockholders;

(D)            approve or recommend, or publicly declare advisable, any Acquisition Proposal (any of the actions set forth in the foregoing clauses (A), (B), (C) and this clause (D), a “Change of Recommendation”); or

(E)            enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(ii)            Notwithstanding anything in this Agreement to the contrary, on or prior to, but not after, the Company Written Consent Delivery Date, the Company Board (or any committee thereof, including the Company Special Committee) may effect a Change of Recommendation or terminate this Agreement in accordance with Section 8.4(b) to enter into an Alternative Acquisition Agreement if (A) an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a material breach of the obligations set forth in Section 6.2(a) is received by the Company and is not withdrawn, and the Company Board or such committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, and (B) the Company Board or such committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation or terminate this Agreement in response to such Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation may not be made and this Agreement may not be terminated unless and until the Company has given Parent written notice of such action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Company Board or such committee intends to consider whether to take such action and comply in form, substance and delivery with the provisions of Section 6.2(c). After giving such notice and prior to effecting such Change of Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company shall, and shall direct its employees, financial advisor and outside legal counsel to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board or such committee not to effect a Change of Recommendation or terminate this Agreement in response thereto. At the end of the four Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board or such committee shall take into account any changes to the terms of this Agreement proposed by Parent in writing, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing were to be given effect. Any modification to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(d)(ii) except that the advance written notice obligation set forth in this Section 6.2(d)(ii) shall be reduced to two Business Days.

(iii)            Notwithstanding anything in this Agreement to the contrary, on or prior to, but not after, the Company Written Consent Delivery Date, the Company Board (or any committee thereof, including the Company Special Committee) may effect a Change of Recommendation if (A) an Intervening Event occurs, and (B) the Company Board or such committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation may not be made unless and until the Company has given Parent written notice of such action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Company Board or such committee intends to consider whether to take such action and reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for taking such action. After giving such notice and prior to effecting such Change of Recommendation, the Company shall, and shall direct its employees, financial advisor and outside legal counsel to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board or such committee not to effect a Change of Recommendation. At the end of such four Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board or such committee shall take into account any changes to the terms of this Agreement proposed by Parent in writing, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)            Existing Discussions. The Company shall, and shall cause its Subsidiaries to, and the Company and its Subsidiaries shall use their respective commercially reasonable efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall, as promptly as reasonably practicable, deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries, heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as applicable. The Company will as promptly as reasonably practicable, terminate all physical and electronic data access previously granted to such Persons.

(f)            Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Gulf Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party, unless the Company Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)            Disclosure Obligations. Nothing contained in this Agreement shall prohibit the Company or the Company Board (or any committee thereof, including the Company Special Committee) from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with any amendment to the terms of a tender offer or exchange offer) (provided, however, that any disclosures permitted under this Section 6.2(g) shall not, in and of themselves, constitute a Change of Recommendation), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) or take a neutral or no position with respect to any Acquisition Proposal governed by the tender offer or exchange offer rules under the Exchange Act until the tenth Business Day after commencement of such Acquisition Proposal.

6.3            Prospectus/Proxy Filing; Information Supplied.

(a)            As promptly as reasonably practicable after the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a joint information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Company Written Consent, the Parent Written Consent and the Transactions and a prospectus to be sent to the stockholders of the Company and the stockholders of Parent (provided that, if the Company Board (or any committee thereof, including the Company Special Committee) makes a Change of Recommendation, then the Company and Parent shall jointly prepare and file with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting, an information statement of Parent to be sent to the stockholders of Parent and a prospectus) (as amended or supplemented from time to time, the “Disclosure Document”) and (ii) Parent shall prepare and file with the SEC, Holdco’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Disclosure Document constituting a part thereof). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, to as promptly as reasonably practicable thereafter mail the Disclosure Document to the stockholders of the Company, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions.

(b)            Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Disclosure Document or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Disclosure Document. No response to any comments from the SEC or the staff of the SEC relating to the Disclosure Document, the Registration Statement will be made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c)            Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Disclosure Document and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the later of the date on which the Registration Statement is declared effective and the receipt of the Requisite Company Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Registration Statement or the Disclosure Document, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company and Parent will cause the Disclosure Document and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(d)            Each of Parent and the Company will provide the other and their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Disclosure Document, the Registration Statement and other documents related to the Company Stockholders Meeting or the issuance of the shares of Holdco Common Stock in respect of the Merger, prior to filing such documents with the SEC (other than any filing, amendment or supplement by the Company in connection with a Change of Recommendation). Each Party will include in the Disclosure Document, the Registration Statement and such other documents related to the Company Stockholders Meeting or the issuance of the shares of Holdco Common Stock in respect of the Mergers all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Disclosure Document and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Disclosure Document and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Disclosure Document, the Registration Statement and the resolution of any comments to either received from the SEC.

6.4            Company Written Consent; Company Stockholders Meeting.

(a)            The Company shall provide Parent with a copy of a written consent substantially in the form attached as Exhibit B in respect of the Fertitta Shares (the “Company Written Consent”) by no later than 5:00 p.m., New York City time, on September 8, 2021 (the “Company Written Consent Delivery Date”).

(b)            If the Company Written Consent is not delivered on the Company Written Consent Delivery Date, the Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Stockholders Meeting as promptly as reasonably practicable, after the Registration Statement is declared effective and the SEC advises it has no further comments on the Disclosure Document (and in any event within 45 days after the Registration Statement is declared effective), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Stockholders Meeting is scheduled (in either case, the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it will not have enough shares of Company Common Stock represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting, as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the Original Date in reliance on the preceding sentence. In addition, notwithstanding anything to the contrary in this Section 6.4, the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting.

6.5            Approval of Sole Stockholder of Merger Sub; Parent Written Consent.

(a)            Immediately following the execution and delivery of this Agreement by the Parties, Holdco, as sole stockholder of each of the Merger Subs, shall adopt this Agreement and approve the Mergers, in accordance with applicable Law, by written consent.

(b)            As promptly as reasonably practicable (and in any event within two Business Days) after the date hereof, Parent shall deliver to the Company written consents from its stockholders sufficient to approve this Agreement and the Transactions, including the Duke Merger, in accordance with the NRS and Parent’s Organizational Documents (the “Parent Written Consent”).

6.6            Cooperation; Efforts to Consummate.

(a)            On the terms and subject to the conditions set forth in Section 6.2, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing (i) no later than ten Business Days after the date of this Agreement the notification and report form required under the HSR Act and (ii) the notices, reports and other filings necessary to obtain the Requisite Gaming Approvals) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees.

(b)            Subject to applicable Law relating to the exchange of information, Parent shall have right to (or where deemed necessary by Parent, the Parties shall use commercially reasonably efforts to jointly) direct all matters with any Governmental Entity in connection with the Transactions, provided that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity (including the Disclosure Document).Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations from any Governmental Entity in connection with the Transactions without the prior written consent of Parent (which consent, subject to this Section 6.6, may be withheld in Parent’s sole discretion). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable, subject to the other terms and conditions set forth in this Agreement.

(c)            Without limiting the generality of the undertakings pursuant to this Section 6.6, but on the terms and subject to the conditions set forth in this Agreement, including Section 6.6(d), each of the Company and Parent agree to promptly provide or cause to be provided to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions.

(d)            Notwithstanding anything in this Agreement (including this Section 6.6) to the contrary, Parent shall, and shall cause its Subsidiaries to, take any and all actions required to obtain all required approvals under the HSR Act, other applicable Antitrust Laws and any other Company Approval or Parent Approval, and consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, Contract or Governmental Order to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other Encumbrance, or holding separate, before or after the Gulf Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Gulf Surviving Corporation (or any of their respective Subsidiaries), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Gulf Surviving Corporation (or any of their respective Subsidiaries); (any of the foregoing, a “Remedy Action”); provided, however, that notwithstanding the foregoing, (x) neither this Section 6.6 nor the “reasonable best efforts” standard herein shall require, or be construed to require Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any Company Approvals, Parent Approvals or otherwise, to take or agree to take (and, without the prior written consent of Parent, none of the Company nor any of its Subsidiaries will take or agree to take) any action (including any Remedy Action) that, individually or in the aggregate with all other actions (including any Remedy Actions) pursuant to this Section 6.6 would or would reasonably be expected to result in or be a Burdensome Condition and (y) Parent can compel the Company to take any Remedy Actions (or agree to take such actions) if such actions are only effective after the Gulf Effective Time. For the purposes of this Agreement, “Burdensome Condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action (including any Remedy Action) with respect to, any requirement, condition, limitation, understanding, agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by this Section 6.6 that, individually or in the aggregate with all other such actions pursuant to this Section 6.6, would reasonably be expected to result in a Company Material Adverse Effect.

(e)            Any filing fees payable under the HSR Act and any other filings and/or notifications under the applicable Antitrust Laws or with respect to Requisite Gaming Approvals shall be borne by Parent and the Company equally.

6.7            Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions. The Company and Parent each shall give prompt notice to the other of any Effect, individually or in the aggregate, that has had or would reasonably be expected to have a Company Material Adverse Effect, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided, however, that the failure to deliver any such notice shall not affect any of the conditions set forth in ARTICLE VII or give rise to any right to terminate under Article VIII, unless the underlying breach would independently result in the failure of a condition set forth in Article VIII to be satisfied.

6.8            Information; Access and Reports.

(a)            Subject to applicable Law and the other provisions of this Section 6.8, the Company shall (and shall cause its Subsidiaries to), upon request by Parent, furnish Parent with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by Parent, afford Parent’s officers and other authorized Representatives access, during normal business hours following reasonable advance notice throughout the period prior to the Duke Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly all information concerning the Company and its Subsidiaries’ businesses, properties and personnel as may reasonably be requested by Parent.

(b)           The foregoing provisions of this Section 6.8 shall not require and shall not be construed to require the Company to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company’s outside legal counsel would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Company shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure (or entered into after the date of this Agreement in compliance with Section 6.1), (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any Personal Information that would expose the Company to the risk of liability. In the event that the Company objects to any request submitted pursuant to and in accordance with this Section 6.8 and withholds information on the basis of the foregoing clauses (i) through (iii), the Company shall inform Parent as to the general nature of what is being withheld and the Company and Parent shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.8 shall be directed to the executive officer or other Person designated by the Company. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)            To the extent that any of the information or material furnished pursuant to this Section 6.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)            No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent, Holdco or the Merger Subs set forth in this Agreement.

6.9            Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Holdco Common Stock to be issued in the Mergers to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Duke Effective Time. Prior to the Gulf Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ Global Market LLC to enable the delisting by the Gulf Surviving Corporation of the shares of Company Class A Common Stock from the NASDAQ Global Market LLC and the deregistration of the shares of Company Class A Common Stock under the Exchange Act as promptly as practicable after the Gulf Effective Time, and in any event no more than ten days after the Gulf Effective Time.

6.10         Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, including NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto. Each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent in tone or substance with previous statements made jointly by the Company and Parent.

6.11         Employee Benefits.

(a)            Parent agrees that the employees of the Company and its Subsidiaries at the Gulf Effective Time who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, during the period commencing at the Gulf Effective Time and ending on December 31 of the calendar year in which the Gulf Effective Time occurs (or, if earlier, the date of the Continuing Employee’s termination of employment by Parent and its Subsidiaries), be provided with base salary or base wage, target annual cash bonus opportunities, and pension and welfare benefits (including equity and long-term incentive compensation) that are substantially no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such employees immediately prior to the Gulf Effective Time; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b)            Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Gulf Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Gulf Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)            Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(d)            If the Gulf Effective Time occurs prior to December 31, 2021, then immediately prior to the Gulf Effective Time and only to the extent it will not cause an impermissible acceleration event under Section 409A of the Code, the Company will pay (i) each participant in the Company’s bonus plans and (ii) each Continuing Employee who has historically been eligible to receive a discretionary bonus in the Ordinary Course who, in each case, remains employed through the Gulf Effective Time, an annual bonus for the year in which the Gulf Effective Time occurs in an amount equal to the product of (x) the annual bonus earned by such participants and Continuing Employees for the year in which the Gulf Effective Time occurs (assuming a full year of performance) as reasonably determined by the Company (and in the Ordinary Course in the case of any discretionary bonus) and (y) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the plan year until the date on which the Gulf Effective Time occurs and the denominator of which is 365. Notwithstanding anything to the contrary in this Agreement, if the Gulf Effective Time occurs after December 31, 2021, the Company shall be permitted, prior to the Gulf Effective Time, (1) to pay annual bonuses for fiscal year 2021, in an amount equal to the annual bonus earned by Company Employees for the 2021 fiscal year and (2) to establish bonus targets, maximums and performance goals for fiscal year 2022 in the Ordinary Course and subject to prior consultation with Parent.

(e)            Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement shall constitute a “change in control” or “change of control” for purposes of any Company Benefit Plan that contains a definition of “change in control” or “change of control” or similar term, as applicable. From and after the Gulf Effective Time, Parent and its Subsidiaries (including the Gulf Surviving Corporation and its Subsidiaries) shall honor all Company Benefit Plans sponsored or maintained, prior to the Gulf Effective Time) by the Company or any of its Subsidiaries in accordance with their terms as in effect immediately prior to the Gulf Effective Time.

(f)            Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Gulf Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Gulf Effective Time, any Company Benefit Plan in accordance their terms, (iii) prevent Parent, the Gulf Surviving Corporation or any of their Affiliates, after the Gulf Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Gulf Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Gulf Surviving Corporation or any of their Affiliates may maintain.

6.12         Taxation.

(a)            It is intended that each of the Mergers and the Opco Unit Contribution shall qualify for the Intended Tax Treatment. From and after the date of this Agreement and until the Duke Effective Time, each Party hereto shall use commercially reasonable efforts to cause the Mergers and the Opco Unit Contribution to qualify for the Intended Tax Treatment.

(b)            Each of the Parties shall use its commercially reasonable efforts to obtain the opinions referred to in Sections 7.3(e) and 7.2(h) and any similar opinions required to be attached as exhibits to the Disclosure Document and the Registration Statement, including by delivering to applicable Tax Counsel a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to such Tax Counsel, provided that, notwithstanding anything to the contrary herein, White & Case LLP shall not be required to deliver the opinion referred to in Section 7.3(e) and Sullivan & Cromwell LLP shall not be required to deliver the opinion referred to in Section 7.2(h).

(c)            Each of the Parties shall not, and shall cause each of its Subsidiaries and Affiliates not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede (i) the qualification of the Mergers or the Opco Unit Contribution for the Intended Tax Treatment or (ii) the issuance of any of the opinions referred to in Sections 7.3(e) and 7.2(h).

(d)           Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with this Section 6.12 and shall not take any position inconsistent therewith in the course of any audit, litigation, or other legal proceeding with respect to U.S. federal income Taxes; provided that nothing contained in this Section 6.12 shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of such treatment, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging such treatment.

6.13         Expenses. Except as otherwise provided in Section 8.5(b), whether or not the Mergers are consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

6.14         Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Gulf Effective Time, Holdco agrees that it will indemnify and hold harmless, to the fullest extent that Holdco is permitted to under applicable Law and that the Company would have been permitted to do so under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Gulf Effective Time) director and officer of the Company, in each case, when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Gulf Effective Time, whether asserted or claimed prior to, at or after the Gulf Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Holdco, Parent or the Gulf Surviving Corporation shall also advance expenses as incurred to the fullest extent that the Company would have been permitted to do so under applicable Law, any Contract and the Company’s or any of its Subsidiaries’ Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification hereunder or under applicable Law. From and after the Gulf Effective Time, Holdco agrees to assume all obligations of the Company and its Subsidiaries to the Indemnified Parties in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Gulf Effective Time as provided in the Company’s Organizational Documents and the Organizational Documents of its Subsidiaries as in effect on the date of this Agreement or in any Contract in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnified Party.

(b)           Holdco shall ensure that the Organizational Documents of the Gulf Surviving Corporation shall, for a period of six years from and after the Gulf Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the Company’s or any of its Subsidiaries’ Organizational Documents in effect as of the date of this Agreement. Any right of indemnification of an Indemnified Party pursuant to this Section 6.14 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(c)            Any Indemnified Party wishing to claim indemnification under this Section 6.14, upon learning of any such Proceeding, shall promptly notify Holdco thereof in writing, but the failure to so notify shall not relieve Holdco or the Gulf Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any Proceeding: (i) Holdco or the Gulf Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Holdco nor the Gulf Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Holdco or the Gulf Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Holdco or the Gulf Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Holdco or the Gulf Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Holdco and the Gulf Surviving Corporation shall be obligated pursuant to this Section 6.14(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Holdco or the Gulf Surviving Corporation elects to assume such defense, and Holdco and the Gulf Surviving Corporation shall cooperate in the defense of any such matter if Holdco or the Gulf Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Holdco or the Gulf Surviving Corporation elects to assume such defense and Holdco and the Gulf Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Holdco or the Gulf Surviving Corporation elects not to assume such defense; (iv) Holdco and the Gulf Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)           If Holdco or the Gulf Surviving Corporation or any of their its legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Holdco or the Gulf Surviving Corporation, as applicable, shall assume all of the obligations set forth in this Section 6.14.

(e)            The rights of the Indemnified Parties under this Section 6.14 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

(f)            This Section 6.14 is intended to be for the benefit of, and from and after the Gulf Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.14.

6.15         Indebtedness Pay-off; Cooperation. Subject to the receipt of funds from Parent for the amounts specified in the pay-off letters, if instructed by Parent in writing at least five Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts deliver to Parent, at least two Business Days prior to the Closing Date, executed pay-off letters in customary form reasonably acceptable to Parent with respect to the Credit Agreement and the Intercompany Note, which pay-off letter shall provide that upon receipt from or on behalf of the Company of the applicable pay-off amount set forth in the pay-off letters, (a) the Indebtedness incurred pursuant to the Credit Agreement, the Intercompany Note and instruments related thereto shall be satisfied, and all obligations of the lenders terminated (other than those that customarily survive in pay-off letters), (b) all Liens relating to the assets, rights and properties of the Company or any of its Subsidiaries granted pursuant to the Credit Agreement or the Intercompany Note shall be released and terminated without any further action by the secured parties and (c) the Company or its designee shall be entitled to file documents to reflect the release of such Liens. If requested by Parent, Parent and the Company shall use commercially reasonable efforts to have all Liens described in the foregoing sentence released and terminated and to cause Fertitta and the Fertitta Entities to not have any further obligation or liability thereunder or with respect thereto.

6.16         Takeover Statutes. If any Takeover Statute is or may become applicable to the Company, Parent, Holdco, the Merger Subs or the Transactions, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.17         Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Duke Effective Time or the Gulf Effective Time, as applicable, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Holdco Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.18         Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge, threatened, against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Gulf Effective Time (such litigation, “Transaction Litigation”), the Company shall promptly notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in (but not control) the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not, and shall not agree to, settle any Transaction Litigation without prior written consent of Parent.

6.19         No Redemption of Units. From the date of this Agreement, except as provided in the Fertitta Agreement, the Company shall cause that no Units shall be redeemed, converted, or otherwise exchanged into Company Class A Common Stock or any other securities prior to the Gulf Effective Time, upon which time the Class B Units shall be cancelled.

6.20         Holdco Matters. Promptly after the Gulf Effective Time, Holdco shall increase the size of the board of directors of Holdco (the “Holdco Board”) in order to cause Fertitta to be appointed to the Holdco Board at such time and, subject to fiduciary obligations under applicable Law, shall use commercially reasonably efforts to cause Fertitta to be elected as a director of Holdco at the first annual meeting of stockholders of Holdco with a proxy mailing date after the Gulf Effective Time to serve a full new term on the Holdco Board; provided that, (a) Fertitta shall not be appointed or elected to be a director of, and shall be immediately removed from, the Holdco Board if, at any time, (i) he is determined by the Holdco Board, in its sole discretion, to be an Unsuitable Person, or (ii) his appointment or election to or continuance as a director on the Holdco Board would reasonably be expected to prevent, restrict, impede or otherwise impair Holdco from undertaking or engaging in any gaming, online gaming, sports betting, sportsbooks, gambling, online gambling, fantasy sports activities, other similar activities or any material portion of the businesses of Holdco and (b) any appointment or election of Fertitta to the Holdco Board following the first annual meeting of stockholders of Holdco described in this sentence shall be subject to approval in advance by the nominating and corporate governance committee of Holdco.

6.21         Transition Services Agreement. Prior to the Closing, the Parties shall use commercially reasonable efforts to negotiate in good faith to enter into the Transition Services Agreement on the conditions and terms mutually agreed by the Parties, pursuant to which Fertitta Entities and/or their Affiliates, as applicable, will provide certain transaction services to Holdco and its Affiliates, including the services set forth on Section 4.22 of the Company Disclosure Letter.

6.22         Amendment to the Trademark License Agreement. The Company shall use good faith efforts to enter into the Amendment to the Trademark License Agreement on terms that are mutually agreeable to the Parties and are reasonably related to giving effect to the terms of the Commercial Agreement.

6.23         Bonds. From and after the date of this Agreement, Parent shall, and shall cause its affiliates to, obtain, on or prior to the Closing, the full release of Fertitta Entertainment, Inc. and its affiliates (other than the Company and its Subsidiaries) from, any and all bonds or other instruments set forth on Section 6.25 of the Company Disclosure Letter made in respect of the obligations of, or for the benefit of any obligee of, the Company or any of its Subsidiaries (each, a “Bond”).  For the avoidance of doubt, such efforts shall include substituting Parent’s or its Affiliates’ own obligations for those of Fertitta Entertainment, Inc. and its Affiliates under any Bond on no less favorable terms.  If Parent or its Affiliates are unable to effect such a substitution and release with respect to any Bond, Parent shall indemnify each Fertitta Entertainment, Inc. and its Affiliates against any and all costs, expenses, losses or other liabilities arising from such Bond.  Any cash or other collateral posted by Fertitta Entertainment, Inc. or its Affiliates in respect of any Bond shall be promptly delivered to Fertitta Entertainment, Inc.

ARTICLE VII

Conditions

7.1           Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Mergers are subject to the satisfaction or mutual waiver at or prior to the Closing of each of the following conditions:

(a)            Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Requisite Company Vote in accordance with applicable Law and the Organizational Documents of the Company.

(b)           Parent Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Parent Common Stock constituting the Requisite Parent Vote in accordance with applicable Law and the Organizational Documents of Parent.

(c)            Listing. The shares of Holdco Class A Common Stock issuable pursuant to the Mergers shall have been authorized for listing on NASDAQ upon official notice of issuance.

(d)           Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) all Requisite Gaming Approvals and Parent Gaming Approvals shall have been filed, shall have occurred or shall have been obtained or waived (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”), and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.

(e)            Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

(f)            Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or been threatened in writing by the SEC, unless subsequently withdrawn.

7.2           Conditions to Obligation of Parent, Holdco and the Merger Subs. The respective obligation of Parent, Holdco and the Merger Subs to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.1 (Organization, Good Standing and Qualification) (but only with respect to the Company and LHGN HoldCo and not to the other Subsidiaries of the Company), Section 4.2(a) (Capital Structure of the Company) (except for de minimis inaccuracies), Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.6(b) (No Company Material Adverse Effect), Section 4.12 (Takeover Statutes), and Section 4.19 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with all covenants, required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)           No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)           Fertitta Entity Agreements. All Terminating Fertitta Entity Agreements shall have been terminated and shall be of no further force or effect and all liabilities and obligations thereunder shall be fully satisfied, extinguished and released.

(e)           Commercial Arrangements. The Commercial Agreement shall be in full force and effect.

(f)            Company Closing Certificate. Parent, Holdco and the Merger Subs shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(g)           Amendment to the Trademark License Agreement. The Company shall have entered into the Amendment to the Trademark License Agreement as mutually agreed by the Parties in good faith, which will include the changes set forth on Section 7.2(g) of the Company’s Disclosure Letter.

(h)           Tax Opinion. Parent shall have received the opinion of its Tax Counsel, dated the Closing Date, and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Duke Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code and/or, taken together with the Opco Unit Contribution, as an “exchange” described in Section 351 of the Code. In rendering its opinion, Tax Counsel may require and rely upon customary representations, warranties and covenants, including those contained in this Agreement and those contained in letters from each of the Company and Parent.

(i)            Licenses. All Company Material Licenses shall be in full force and effect and in good standing and shall not be subject to an proceedings relating to any alleged material noncompliance or violations before any Governmental Entity which if resolved against the Company would be reasonably expected to have a material adverse impact on the Company’s operations, including proceedings to suspend, revoke, or add new material conditions to such Company Material Licenses as a result of material noncompliance or violations.

7.3           Conditions to Obligation of the Company. The obligation of the Company to consummate the Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of Parent, Holdco and the Merger Subs set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.2(a) (Capital Structure of Parent; Capitalization of Holdco and the Merger Subs) (except for de minimis inaccuracies), Section 5.3 (Corporate Authority; Approval), and Section 5.10 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) the other representations and warranties of Parent, Holdco and the Merger Subs set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality set forth therein) that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

(b)           Performance of Obligations of Parent, Holdco and the Merger Subs. Each of Parent, Holdco and the Merger Subs shall have performed in all material respects all obligations, and complied in all material respects with all covenants, required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)            No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect that is continuing.

(d)           Parent, Holdco and the Merger Subs Closing Certificate. The Company shall have received a certificate signed on behalf of Parent, Holdco and the Merger Subs by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

(e)            Tax Opinion. The Company shall have received the opinion of its Tax Counsel, dated the Closing Date, and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Gulf Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Tax Counsel may require and rely upon customary representations, warranties and covenants, including those contained in this Agreement and those contained in letters from each of the Company and Parent.

(f)            Release Under Credit Agreement. All actions have been taken to cause the Liens relating to the assets, rights and properties of Company or any of its Subsidiaries granted pursuant to the Credit Agreement to have been released and terminated without any further action by the secured parties, and none of Fertitta nor any of the Fertitta Entities shall have any further obligation or liability, or be subject to any restriction, under the Credit Agreement or any related document or with respect to the Credit Agreement or any indebtedness thereunder.

ARTICLE VIII

Termination

8.1           Termination by Mutual Written Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Duke Effective Time by mutual written consent of the Company and Parent by action of the Company Board (upon the recommendation of the Company Special Committee) and the Parent Board.

8.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Duke Effective Time by action of either the Company Board (upon the recommendation of the Company Special Committee) or the Parent Board, if:

(a)           the Mergers shall not have been consummated by 5:00 p.m., (New York Time) on February 28, 2022 (the “Outside Date”); provided, however, that if the conditions to the Closing set forth in Section 7.1(d) (Regulatory Approvals) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Outside Date shall be extended automatically to May 31, 2022, and such date, as so extended, shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached in any respect any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b)           the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or in the case of any adjournment or postponement thereof taken in accordance with this Agreement, upon the final adjournment or postponement thereof) (provided that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any Party if the Company Stockholders Meeting has not been held because the Requisite Company Vote was previously obtained by delivery of the Company Written Consent); or

(c)           any Law or Governmental Order having the effect set forth in Section 7.1(e) has become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party that has breached in any respect any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3           Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Duke Effective Time by the Parent Board, if

(a)           the Company Board shall have made a Change of Recommendation (provided that Parent will not have the right to terminate this Agreement pursuant to this Section 8.3(a) after the Requisite Company Vote is obtained);

(b)           at any time following receipt of an Acquisition Proposal and prior to the Company Written Consent Delivery Date, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from Parent; provided that the Company Board shall not be required to reaffirm such approval or recommendation on more than two (2) occasions;

(c)            the Company Board shall have failed to hold a vote of the holders of shares of Company Common Stock in order to obtain the Requisite Company Vote prior to the time required by Section 6.4;

(d)           the Company does not deliver the Company Written Consent on or prior to the Company Written Consent Delivery Date; or

(e)            at any time prior to the Gulf Effective Time, there has been a breach by the Company of any covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Parent to the Company or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(e) shall not be available to Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.4           Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned by the Company Board (upon the recommendation of the Company Special Committee) if:

(a)            at any time prior to the Duke Effective Time, there has been a breach by Parent, Holdco or the Merger Subs of any covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent, Holdco or the Merger Subs shall have become untrue, in either case, such that the conditions in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the Company to Parent or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.4 shall not be available to the Company if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b)           at any time prior to the later of (i) the time the Company Stockholder Approval is obtained and (ii) one day after the last date on which Parent could have exercised, and did not exercise, its “matching” rights pursuant to Section 6.2(d)(ii) in relation to an Acquisition Proposal that was provided prior to the Company Written Consent Delivery Date, in order to concurrently enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that constitutes a Superior Proposal, if (A) the Company and its Representatives have complied with the requirements of Section 6.2(d)(ii) and (B) the Company immediately prior to, or concurrent with, such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5 so long as Parent has provided the Company with wire instructions for such payment; or

(c)            Parent shall not have delivered to the Company the Parent Written Consent by the time specified in Section 6.5(b).

8.5           Effect of Termination and Abandonment.

(a)           Except to the extent provided in Section 8.5(b) and Section 9.1 below, in the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b)           In the event that this Agreement is terminated:

(i)            by the Company pursuant to Section 8.2(b) (Superior Proposal), then immediately prior to, or concurrent with, such termination,

(ii)           by Parent pursuant to Section 8.2(b) (Requisite Company Vote);

(iii)          by Parent pursuant to Section 8.3(e) (Company Material Breach) (as a result of a breach of Section 6.2 (Acquisition Proposals; Change of Recommendation)) and within twelve months of such termination, the Company enters into a definitive agreement to consummate such Acquisition Proposal and subsequently consummates the transactions contemplated by such Acquisition Proposal, then promptly, and in no event later than two Business Days, after the consummation of such transactions;

(iv)          by Parent pursuant to 8.3(a) (Company Change of Recommendation), or

(v)           by Parent, pursuant to Section 8.3(d) (Company Written Consent),

then promptly, but in no event later than two Business Days after the date of any such termination, the Company shall pay the termination fee of $55,000,000 (the “Company Termination Fee”), to Parent in each case by wire transfer of immediately available cash funds and shall also pay all of the reasonable and documented out-of-pocket expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the Transactions (the “Parent Expense Reimbursement”). In no event shall the Company be required to pay the or the Parent Expense Reimbursement or the Company Termination Fee on more than one occasion.

(c)            The Parties hereby acknowledge and agree that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, any of Parent, Holdco or the Merger Subs commences a suit that results in a judgment against the Company for the fees set forth in this Section 8.5 or any portion of such fees, the Company shall pay to Parent, Holdco or the applicable Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the rate published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that any termination fee becomes payable by, and is paid by, the Company and accepted by Parent, such fee shall be Parent’s sole and exclusive remedy for monetary damages pursuant to this Agreement, provided, however, no such payment shall relieve or limit the Company of any liability or damages to Parent resulting from any Willful Breach of this Agreement.

ARTICLE IX

Miscellaneous and General

9.1           Survival. Article I, this Article IX and the agreements of the Company, Parent, Holdco and the Merger Subs contained in Article III, Section 4.24 (No Other Representations or Warranties), Section 5.13 (No Other Representations or Warranties), Section 6.11 (Employee Benefits), Section 6.12(a) (Taxation), Section 6.13 (Expenses), Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), and the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Times, shall survive the Effective Times. ARTICLE I, this Article IX, the agreements of the Company, Parent, Holdco and the Merger Subs contained in Section 4.24 (No Other Representations or Warranties), Section 5.13 (No Other Representations or Warranties), Section 6.13 (Expenses), Section 8.5 (Effect of Termination and Abandonment), the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Times or the termination of this Agreement.

9.2           Modification or Amendment; Waiver

(a)           Subject to the provisions of applicable Law and the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Duke Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Holdco, the Merger Subs and the Company (acting through the Company Special Committee), or in the case of a waiver, by the Party against whom the waiver is to be effective (in the case of the Company, acting through the Company Special Committee). The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b)           No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.3           Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may be executed and delivered by facsimile or any other electronic means, including “.pdf” or “.tiff” files, and any facsimile or electronic signature shall constitute an original for all purposes.

9.4           Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)           THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)           Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5           Specific Performance.

(a)            Subject to this Section 9.5(a), each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b)           To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

9.6           Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the facsimile or email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:

If to the Company:

Golden Nugget Online Gaming, Inc.
1510 West Loop South,
Houston, Texas 77027
Attention:	Tilman J. Fertitta
Telephone:	(713) 386-7000
Email:	rdepaulis@ldry.com

with a copy to (which shall not constitute notice):

White & Case LLP
1221 Avenue of the Americas,
New York, New York 10020-1095
Attention:	Morton A. Pierce Joel L. Rubinstein
Telephone:	(212) 819-7900 (212) 819-7642
Email:	morton.pierce@whitecase.com joel.rubinstein@whitecase.com

If to Parent, Holdco or the Merger Subs:

DraftKings Inc.
222 Berkeley St.
Boston, MA 02116
Attention:	R. Stanton Dodge, Chief Legal Officer and Secretary
Telephone:	(617) 986-6744
Email:	sdodge@draftkings.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street,
New York, New York, 10004
Attention:	Scott D. Miller
Telephone:	(212) 558-3109
Email:	MILLERSC@sullcrom.com

9.7            Entire Agreement.

(a)            This Agreement (including the Exhibits, Schedules and Annexes), the Company Disclosure Letter, the Fertitta Agreement, the Commercial Agreement, and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

(b)            In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and the Exhibits, Schedules and Annexes), the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter on the other hand, the statements in the body of this Agreement shall control, or (ii) any inconsistency between the statements in this Agreement, on the one hand the Fertitta Agreement, the Commercial Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c)            Without limiting provisions the provisions set forth in Section 4.24 (No Other Representations or Warranties) and Section 5.10 (No Other Representations or Warranties), each Party additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

9.8            Third Party Beneficiaries. Except from and after the Gulf Effective Time, (a) the Indemnified Parties with respect to the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), or (b) from and after the Gulf Effective Time, with respect to Article II and Article III, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties, those Persons referred to in this Section 9.8, but only to the extent expressly provided for therein and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7(c) (Entire Agreement), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9            Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

9.10            Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Gulf Effective Time, on the part of the Gulf Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.11            Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties (in the case of the Company, acting through the Company Special Committee), except as provided for in Section 9.10 (Fulfillment of Obligations), and any attempted or purported assignment or delegation in violation of this Section 9.12 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary organized under the laws of any State of the United States to be a constituent corporation in the Mergers in lieu of the applicable Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to the applicable Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to such Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further that (a) any such designation shall not prevent or materially impede or materially delay the consummation of the Transactions or otherwise adversely affect the rights of the stockholders of the Company under this Agreement in any material respect and (b) no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.

9.13            Definitions.

(a)            Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

(b)            Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(i)(E)
Amendment to the Trademark License Agreement	Recitals
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Share	2.2
Burdensome Condition	6.6(c)
Certificate	2.2

Change of Recommendation	6.2(d)(i)(D)
Chosen Courts	9.4(b)
Class A Units	4.2(a)
Class B Units	4.2(a)
Closing	1.2
Closing Date	1.2
Commercial Agreement	Recitals
Company	Preamble
Company Approvals	4.4(a)
Company Board	Recitals
Company Class A Common Stock	Recitals
Company Class B Common Stock	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Payments	2.5(b)
Company Material Contract	4.18(b)
Company Private Warrant	4.2(a)
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Company RSU	2.5(a)
Company Special Committee	Recitals
Company Stock Plan	2.5(a)
Company Termination Fee	8.5(b)
Company Top Supplier	4.23(a)
Company Written Consent	6.4(a)
Company Written Consent Delivery Date	6.4(a)
Continuing Employees	6.11(a)
DGCL	Recitals
Disclosure Document	6.3(a)
Duke Articles of Merger	1.3
Duke Bylaws	1.5(a)
Duke Effective Time	1.3
Duke Merger	Recitals
Duke Merger Consideration	2.4(a)(ii)
Duke Merger Sub	Preamble
Duke Surviving Corporation	1.1(a)
Duke Surviving Corporation Articles of Incorporation	1.4(b)
Effective Time	1.3
Eligible Shares	2.1
Encumber	4.2(a)
Encumbrance	4.2(a)
Equity Reference Date	4.2(a)
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.1

Fertitta	Recitals
Fertitta Agreement	Recitals
Fertitta Entity Agreement	4.21
Fertitta Share	Recitals
Filed Company Contract	4.18(a)
GN LLC	Recitals
GNLV	Recitals
Governmental Antitrust Entity	6.6(c)
Gulf Bylaws	1.5(b)
Gulf Certificate of Merger	1.3
Gulf Effective Time	1.3
Gulf Merger Consideration	2.1
Gulf Merger	Recitals
Gulf Merger Sub	Preamble
Gulf Surviving Corporation	1.1(b)
Gulf Surviving Corporation Certificate of Incorporation	1.4(c)
Holdco	Preamble
Holdco Board	6.20
Holdco Class A Common Stock	Recitals
Holdco Class B Common Stock	Recitals
Holdco Common Stock	Recitals
Holdco Option	2.5(c)(ii)
Holdco Private Warrant	2.6
Holdco RSU	2.5(c)(i)
Information Security Incident	4.16(o)
Indemnified Parties	6.14(a)
Insurance Policies	4.17
Intended Tax Treatment	2.7
Letter of Transmittal	3.2(a)
Merger	Recitals
Merger Sub	Preamble
Non-DTC Book Entry Share	3.2(b)
NRS	Recitals
Opco Unit Contribution	Recitals
Original Date	6.4(b)
Outside Date	8.2(a)
Parent	Preamble
Parent Approvals	5.4(a)
Parent Board	Recitals
Parent Certificate	2.4(a)(v)
Parent Class A Common Stock	5.2(a)
Parent Class B Common Stock	5.2(a)
Parent Common Stock	5.2(a)
Parent Convertible Note	5.2(a)
Parent Disclosure Letter	Article V
Parent Equity Awards	2.5(c)(ii)
Parent Expense Reimbursement	8.5(b)

Parent Gaming Approvals	5.4(b)
Parent Option	2.5(c)(ii)
Parent Preferred Stock	5.2(a)
Parent Private Warrant	5.2(a)
Parent Reports	5.5(a)
Parent RSU	2.5(c)
Parent Stock Plans	5.2(a)
Company Written Consent	6.5(b)
Party/Parties	Preamble
Privacy and Security Policies	4.16(n)
Processing	4.16(o)
Registration Statement	6.3(a)
Remedy Action	6.6(c)
Requisite Company Vote	4.3(a)
Requisite Parent Vote	5.3(a)
Requisite Gaming Approvals	4.4(a)
Requisite Regulatory Approvals	7.1(d)
Subsidiary Owned Parent Shares	2.4(a)(i)
Surviving Corporations	1.1(b)
Takeover Statute	4.12
Trademark License Agreement	Recitals
Transactions	Recitals
Transaction Litigation	6.18
Transition Services Agreement	Recitals
Uncertificated Parent Shares	2.4(a)(v)
Units	4.2(a)

9.14            Interpretation and Construction.

(a)            The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)            The Preamble, and all Recital, Article, Section, Subsection, and Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, and schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c)            Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing one gender shall include all other genders; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d)            Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e)            Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f)            Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g)            The Company Disclosure Letter and Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(h)            The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.15            Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company under or with respect to this Agreement without first obtaining the approval of the Company Special Committee.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GOLDEN NUGGET ONLINE GAMING, INC.

By	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer

DRAFTKINGS INC.

By	/s/ Jason Robbins
	Name:	Jason Robbins
	Title:	Chief Executive Officer and Chairman

NEW DUKE HOLDCO, INC.

By	/s/ Paul Liberman
	Name:	Paul Liberman
	Title:	President and Chief Executive Officer

DUKE MERGER SUB, INC.

By	/s/ Paul Liberman
	Name:	Paul Liberman
	Title:	President and Chief Executive Officer

GULF MERGER SUB, INC.

By	/s/ Paul Liberman
	Name:	Paul Liberman
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, and with respect to the Company, solely for purposes of Sections 4.24, 8.5, 9.9, and 9.10, includes the Fertitta Entities (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” means (a) with respect to the Company, December 29, 2020, and (b) with respect to Parent, May 10, 2019.

“Applicable Gaming Law” means all applicable Laws (including any requirement, standard, guidance, Order, announcement or notice of any Gaming Regulatory Authority) or industry codes of practice or conduct which are relevant to any of the Company or its Subsidiaries and/or the business thereof.

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York or in Nevada is required or authorized by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Employee” means any current or former employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by or purported by the Company to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(A)            Effects generally affecting the economy, securities or financial markets or political conditions in any jurisdiction in which the Company or any of its Subsidiaries has material operations or in which any of the Company’s or any of its Subsidiaries’ products or services are sold;

(B)            Effects that are the result of factors generally affecting the online gaming industry, markets or geographical areas in which the Company and its Subsidiaries have material operations;

(C)            any changes in the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship that the Company establishes was caused by the entry into, announcement, or performance of the Transactions;

(D)            changes or modifications in GAAP or in any Law of general applicability, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E)            any failure, in and of itself, by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(F)            any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting the Company and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;

(G)            any Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law relating to this Agreement or the Transactions;

(H)            any actions taken or failed to be taken by the Company or any of its Subsidiaries that are required to be taken or not to be taken by this Agreement or with Parent’s written consent or at Parent’s written request; or

(I)            a decline, in and of itself, in the market price, or change in trading volume, of the shares of Company Class A Common Stock on NASDAQ; provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

provided further that, with respect to clauses (A), (B), (D) and (F), if such Effect disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Material Licenses” means the gaming and sports betting Licenses set forth in Section 4.11(a) of the Company Disclosure Letter.

“Company Preferred Stock” means the preferred stock of the Company.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Confidentiality Agreement” means the mutual non-disclosure agreement, entered into between the Company and Parent, effective as of February 26, 2021.

“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Credit Agreement” means the Credit Agreement, dated as of April 28, 2020, by and among Golden Nugget Online Gaming, Inc., Jefferies Finance LLC and the other parties thereto, as amended by the First Amendment, dated as of June 12, 2020 and the Second Amendment, dated as of June 29, 2020.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property, in each case, relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means shares of Company Common Stock owned by Parent, Holdco or the Merger Subs or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties.

“Fertitta Entities” means Landry’s Inc., Fertitta Entertainment Inc., Fertitta Sports Entertainment LLC, TJF Rocket Ball, Inc., TJF Class A Holdco, Inc., TJF CCSE, LLC, Rocket Ball Ltd., Clutch City Sports & Entertainment, L.P., Golden Fertitta, LLC, Golden Landry’s, LLC, Landry’s Fertitta LLC, Landry’s Gaming, LLC, Golden Nugget, LLC, and Landry’s LLC.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“GAAP” means United States generally accepted accounting principles.

“Gaming Regulatory Authority” means any Governmental Entity in any jurisdiction with regulatory control, authority or jurisdiction over gambling, online gambling, betting and gaming activities (if any), including, for the avoidance of doubt, the Governmental Entities issuing the Company Material Licenses.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, including any governmental authority with regulatory control, authority or jurisdiction over gambling or other gaming activities and operations in any jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that is the subject of regulation or liability pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (collectively, “Trademarks”); (ii) patents, patent applications, registrations, and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (iii) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including proprietary or confidential processes, schematics, business methods, formulae, drawings, specifications, recipes, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including rights in Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) Internet domain names and URLs, and (vi) all other intellectual property, industrial or proprietary rights.

“Intercompany Note” means the Second Amended and Restated Intercompany Note, dated on December 29, 2020, issued by Landry’s Fertitta, LLC to Golden Nugget Online Gaming, LLC.

“Intervening Event” means any Effect occurring or arising after the date of this Agreement that is material to the Company and its Subsidiaries, taken as a whole, and (a) was not known to, or reasonably foreseeable by, the Company Special Committee as of or prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Company Special Committee), which Effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Company Board or the Company Special Committee prior to the time the Requisite Company Vote is obtained and (b) does not in any way involve or relate to (i) an Acquisition Proposal, (ii) any changes in the market price or trading volume of the Company or Parent or the major stock indexes in the U.S. market, (iii) any changes in the Company’s credit ratings, (iv) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or market consensus earnings projections, in each case in and of itself or (v) any Effects generally affecting the economy, securities or financial markets or political conditions in any jurisdiction in which the Company or any of its Subsidiaries has material operations or in which any of the Company’s or any of its Subsidiaries’ products or services are sold, except if such Effect disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate (it being understood that with respect to each of the foregoing clauses (i) through (iv) the Effect giving rise or contributing to such change or event may be taken into account when determining whether an Intervening Event has occurred to the extent not otherwise excluded from this definition).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment.

“Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the knowledge of the Persons listed on Section 9.13 of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries means the knowledge of the Stanton Dodge, Jason Robins, Ezra Kucharz and Jason Park, in each case, after reasonable review and due inquiry.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries.

“Licenses” permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Liens” means liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests.

“LHGN Holdco” means LHGN Holdco, LLC, a Delaware limited liability company.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

“NASDAQ” means the NASDAQ Stock Market.

“Opco Unit Contribution Agreement” means that certain Contribution Agreement, dated as of the date hereof, by and between Landry’s Fertitta, LLC and Holdco.

“Open Source License” means any license or other right to use Software that as a condition of use of such Software with any proprietary Software (a) requires making available source code for such proprietary Software, (b) prohibits or limits the ability to charge fees or other consideration for such proprietary Software, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such proprietary Software or (d) requires the licensing of any such proprietary Software for the purpose of making derivative works.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (i) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its articles of organization or certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Parent Material Adverse Effect” means any Effect that has a material adverse effect on the financial condition, properties, assets, operations, liabilities, business or results of operations of Parent and its Subsidiaries (excluding, after the Gulf Effective Time, the Gulf Surviving Corporation), taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(A)            Effects generally affecting the economy, securities or financial markets or political conditions in any jurisdiction in which Parent or any of its Subsidiaries has operations or in which any of Parent’s or any of its Subsidiaries’ products or services are sold;

(B)            Effects that are the result of factors generally affecting the online gaming industry, markets or geographical areas in which Parent and its Subsidiaries have material operations;

(C)            any changes in the relationship of Parent or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship that Parent establishes through specific evidence was caused by the entry into, announcement, or performance of the Transactions;

(D)            changes or modifications in GAAP or in any Law of general applicability, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E)            any failure, in and of itself, by Parent to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect;

(F)            any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting Parent and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;

(G)            the negotiation, execution, delivery or performance of this Agreement or effects related to the public announcement or pendency of the Mergers or any of the other transactions contemplated hereby, including the Transactions;

(H)            any Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law relating to this Agreement or the Transactions;

(I)            any actions taken or failed to be taken by Parent or any of its Subsidiaries that are required to be taken or not to be taken by this Agreement or with the Company’s written consent or at the Company’s written request; or

(J)            a decline, in and of itself, in the market price, or change in trading volume, of the shares of Parent Common Stock on NASDAQ; provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect;

provided further that, with respect to clauses (A), (B), (D) and (F), if such Effect disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate (in which case solely the incremental materially disproportionate effect may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Parent Material Licenses” means the gaming and sports betting Licenses set forth in Section 5.9(a) of the Parent Disclosure Letter.

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of real property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted, or restrictions or exclusions that would be shown by a current title report or other similar report; (d) Encumbrances arising under or relating to applicable securities Laws; and (e) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (i) identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with, an individual, browser, device or household, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing, or (ii) is considered “personally identifiable information,” “personal data” or a similar term under any applicable Law.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before the U.S. Patent and Trademark Office or the U.S. Copyright Office (or any equivalent or corresponding Governmental Entity worldwide) or Internet domain name registrar.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries. For the avoidance of doubt, with respect to the provisions of this Agreement addressing Tax matters of the Company or any of its Subsidiaries, “Subsidiary” shall include LHGN Holdco.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (with all references to “twenty percent (20%)” in the definition of Acquisition Proposal being deemed to be references to “fifty percent (50%)”) made after the date of this Agreement that the Company Special Committee has determined in good faith after consultation with outside legal counsel and its financial advisor, that (a) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account any revisions to the terms of this Agreement proposed by the Company pursuant to Section 6.2(d)(ii) and the time likely to be required to consummate such Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Special Committee.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, gaming and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Counsel” means any of (i) in the case of the Company, White & Case LLP, (ii) in the case of Parent, Sullivan & Cromwell LLP and (iii) in either case, such other nationally recognized Tax counsel as is reasonably satisfactory to the Parent and the Company.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to Governmental Entity.

“Terminating Fertitta Entity Agreements” means the agreements set forth on Section 7.2(d) of the Company Disclosure Letter.

“TRA” means the Tax Receivable Agreement, dated as of December 29, 2020, into by and among the Company, LHGN Holdco and Landry’s Fertitta, LLC.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trading Day” means any day on which shares of Parent Class A Common Stock are traded on NASDAQ.

“Unsuitable Person” means any Person who: (i) is required to obtain a gaming approval, and fails or refuses to file or has withdrawn or requested the withdrawal of an application to be found suitable by any applicable Gaming Regulatory Authority or for any gaming approval, (ii) is denied any gaming approval by any Gaming Regulatory Authority, (iii) is disqualified from eligibility for any gaming approval by a Gaming Regulatory Authority, (iv) is determined by a Gaming Regulatory Authority to be unsuitable to be affiliated with a Person engaged in gaming activities in any jurisdiction, (v) causes the other Party or any of its Affiliates to lose or to be threatened with the loss of any gaming approvals, or (vi) is deemed likely, in the sole discretion of the other Party, based on verifiable information or information received from the gaming authorities or other reliable sources such as background checks, credit searches and searches of the public records, to (A) preclude or materially delay, impede, impair, threaten or jeopardize any gaming approval of such Party’s or its Affiliates’ application for or ability to obtain or retain any gaming approval, or (B) result in the imposition of materially burdensome terms and conditions on any gaming approval.

“Warrant Agreement” means the Warrant Agreement, dated as of May 6, 2019, by and between Landcadia Holdings II, Inc., and Continental Stock Transfer & Trust Company, as warrant agent.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.